    As filed with the Securities and Exchange Commission on December 20, 2002.
                                                            FILE NOS. 333-
                                                                      811-08810
================================================================================
                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549

                               -----------------

                                   FORM N-4

                        REGISTRATION STATEMENT UNDER
                         THE SECURITIES ACT OF 1933     [X]

                       PRE-EFFECTIVE AMENDMENT NO.      [_]

                        POST-EFFECTIVE AMENDMENT NO.    [_]

                                   AND/OR

                        REGISTRATION STATEMENT UNDER
                     THE INVESTMENT COMPANY ACT OF 1940 [X]

                              AMENDMENT NO.             [_]
                      (CHECK APPROPRIATE BOX OR BOXES)

                               -----------------

                         FS VARIABLE SEPARATE ACCOUNT
           (Portion Relating to the POLARIS CHOICE VARIABLE ANNUITY)
                          (Exact Name of Registrant)

                    FIRST SUNAMERICA LIFE INSURANCE COMPANY
                              (Name of Depositor)

                              733 Third Avenue
                            New York, New York 10017
             (Address of Depositor's Principal Offices) (Zip Code)

       Depositor's Telephone Number, including Area Code: (212) 551-5440

                           CHRISTINE A. NIXON, ESQ.
                              1 SUNAMERICA CENTER
                      LOS ANGELES, CALIFORNIA 90067-6022
                    (Name and Address of Agent for Service)

It is proposed that this filing will become effective:

   [_] immediately upon filing pursuant to paragraph (b) of Rule 485;

   [_] on                pursuant to paragraph (b) of Rule 485;

   [_] 60 days after filing pursuant to paragraph (a) of Rule 485;

   [_] on          pursuant to paragraph (a) of Rule 485.
================================================================================

If appropriate, check the following box:

[_] This post-effective amendment designates a new effective date for a previously filed post-effective amendment.

Title of Securities Being Registered: Flexible Payment Deferred Annuity
Contracts

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), shall determine.

                           VARIABLE SEPARATE ACCOUNT

                             Cross Reference Sheet
                              PART A--PROSPECTUS

Item Number in Form N-4                                                          Caption
-----------------------                                                          -------
1.  Cover Page                                                                   Cover Page

2.  Definitions                                                                  Glossary

3.  Synopsis                                                                     Highlights; Fee Tables;
                                                                                 Portfolio Expenses; Examples

4.  Condensed Financial Information                                              N/A

5.  General Description of Registrant, Depositor and Portfolio Companies         The Polaris Choice Variable Annuity; Investment
                                                                                 Options; Other Information

6.  Deductions                                                                   Expenses

7.  General Description of Variable Annuity Contracts                            The Polaris Choice Variable Annuity;
                                                                                 Purchasing a Polaris Choice Variable
                                                                                 Annuity; Investment Options

8.  Annuity Period                                                               Income Options

9.  Death Benefit                                                                Death Benefit

10. Purchases and Contract Value                                                 Purchasing a Polaris Choice Variable
                                                                                 Annuity

11. Redemptions                                                                  Access To Your Money

12. Taxes                                                                        Taxes

13. Legal Proceedings                                                            Other Information--Legal Proceedings

14. Table of Contents of Statement of Additional Information                     Table of Contents of Statement of
                                                                                 Additional Information

                  PART B--STATEMENT OF ADDITIONAL INFORMATION

   Certain information required in part B of the Registration Statement has been included within the Prospectus forming part of this Registration Statement; the following cross-references suffixed with a "P" are made by reference to the captions in the Prospectus.

Item Number in Form N-4                  Caption
-----------------------                  -------
15. Cover Page                           Cover Page

16. Table of Contents                    Table of Contents

17. General Information and History      The Polaris Choice Variable Annuity
                                         (P); Separate Account; General
                                         Account; Investment Options (P);
                                         Other Information

18. Services                             Other Information (P)

19. Purchase of Securities Being Offered Purchasing a Polaris Choice Variable
                                         Annuity (P)

20. Underwriters                         Distribution of Contracts

21. Calculation of Performance Data      Performance Data

22. Annuity Payments                     Income Options (P); Income Payments;
                                         Annuity Unit Values

23. Financial Statements                 Depositor: Other Information--
                                         Financial Statements; Registrant:
                                         Financial Statements

                                    PART C

   Information required to be included in Part C is set forth under the appropriate item, so numbered, in Part C of this Registration Statement.

[LOGO] POLARIS CHOICE

                                  Prospectus
                                         , 2002

Please read this prospectus carefully before investing and keep it for future reference. It contains important information about the Polaris Choice Variable Annuity.

To learn more about the annuity offered by this prospectus, you can obtain a
copy of the Statement of Additional Information ("SAI") dated        , 2002.
The SAI has been filed with the Securities and Exchange Commission ("SEC") and is incorporated by reference into this prospectus. The Table of Contents of the SAI appears on page 29 of this prospectus. For a free copy of the SAI, call us at (800) 99NY-SUN or write to Us at Our Annuity Service Center, P.O. Box 54299, Los Angeles, California 90054-0299.

In addition, the SEC maintains a Website (http://www.sec.gov) that contains the SAI, materials incorporated by reference and other information filed electronically with the SEC by First SunAmerica Life Insurance Company ("First SunAmerica").

Annuities involve risks, including possible loss of principal, and are not a deposit or obligation of, or guaranteed or endorsed by, any bank. They are not federally insured by the Federal Deposit Insurance Corporation, the Federal Reserve Board or any other agency.

FLEXIBLE PAYMENT DEFERRED ANNUITY CONTRACTS
   issued by
FIRST SUNAMERICA LIFE INSURANCE COMPANY
   in connection with
FS VARIABLE SEPARATE ACCOUNT
The annuity has 43 investment choices - 3 available fixed account options and 40 Variable Portfolios listed below. The 3 fixed account options include one account for a period of 3 years and DCA accounts for 6-month and 1-year periods. The 40 Variable Portfolios are part of the Anchor Series Trust ("AST"), SunAmerica Series Trust ("SST"), American Funds Insurance Series ("AFS"), Lord Abbett Series Fund, Inc. ("LASF"), Nations Separate Account Trust ("NSAT") and Van Kampen Life Investment Trust ("VKT").

        STOCKS:
           Managed by AllianceBernstein
            . Small & Mid Cap Value Portfolio                        SST
           Managed by Alliance Capital Management L.P.
            . Alliance Growth Portfolio                              SST
            . Global Equities Portfolio                              SST
            . Growth & Income Portfolio                              SST
           Managed by Capital Research and Management Company
            . Global Growth Fund                                     AFS
            . Growth Fund                                            AFS
            . Growth-Income Fund                                     AFS
           Managed by Davis Advisers
            . Davis Venture Value Portfolio                          SST
            . Real Estate Portfolio                                  SST
           Managed by Federated Investment Counseling
            . Federated Value Portfolio                              SST
           Managed by Goldman Sachs Asset Management
            . Goldman Sachs Research Portfolio                       SST
           Managed by Lord, Abbett & Co.
            . Growth and Income Portfolio                           LASF
           Managed by Marsico Capital Management, LLC
            . Nations Marsico Focused Equities Portfolio            NSAT
           Managed by Massachusetts Financial Services Company
            . MFS Growth & Income Portfolio                          SST
            . MFS Mid-Cap Growth Portfolio                           SST
           Managed by Putnam Investment Management Inc.
            . Emerging Markets Portfolio                             SST
            . International Growth & Income Portfolio                SST
            . Putnam Growth Portfolio                                SST
           Managed by SunAmerica Asset Management Corporation
            . Aggressive Growth Portfolio                            SST
            . Blue Chip Growth Portfolio                             SST
            . "Dogs" of Wall Street Portfolio                        SST
            . Growth Opportunities Portfolio                         SST
           Managed by Templeton Investment Counsel, LLC
            . Foreign Value Portfolio                                SST
           Managed by Van Kampen/Van Kampen Asset Management Inc.
            . International Diversified Equities Portfolio           SST
            . Technology Portfolio                                   SST
            . Van Kampen LIT Comstock Portfolio                      VKT
            . Van Kampen LIT Emerging Growth Portfolio               VKT
            . Van Kampen LIT Growth and Income Portfolio             VKT
           Managed by Wellington Management Company LLP
            . Capital Appreciation Portfolio                         AST
            . Growth Portfolio                                       AST
            . Natural Resources Portfolio                            AST
        BALANCED:
           Managed by Massachusetts Financial Services Company
            . MFS Total Return Portfolio                             SST
           Managed by SunAmerica Asset Management Corporation
            . SunAmerica Balanced Portfolio                          SST
           Managed by WM Advisors, Inc.
            . Asset Allocation Portfolio                             SST

       BONDS:
          Managed by Federated Investment Counseling
           . Corporate Bond Portfolio                                SST
          Managed by Goldman Sachs Asset Management International
           . Global Bond Portfolio                                   SST
          Managed by MacKay Shields LLC
           . Nations High Yield Bond Portfolio                      NSAT
          Managed by SunAmerica Asset Management Corporation
           . High-Yield Bond Portfolio                               SST
          Managed by Wellington Management Company LLP
           . Government & Quality Bond Portfolio                     AST
       CASH:
          Managed by Banc of America Capital Management, LLC
           . Cash Management Portfolio                               SST


 These securities have not been approved or disapproved by the Securities and
    Exchange Commission, nor has the Commission passed upon the accuracy or adequacy of this prospectus. Any representation to the contrary is a criminal offense.

================================================================================
                     INCORPORATION OF CERTAIN DOCUMENTS BY
                                   REFERENCE
================================================================================

First SunAmerica's Annual Report on Form 10-K for the year ended December 31, 2001 is incorporated herein by reference.

All documents or reports filed by First SunAmerica under Section 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934, as amended (the "Exchange Act") after the effective date of this prospectus are also incorporated by reference. Statements contained in this prospectus and subsequently filed documents which are incorporated by reference or deemed to be incorporated by reference are deemed to modify or supercede documents incorporated by reference.

First SunAmerica files its Exchange Act documents and reports, including its annual and quarterly reports on Form 10-K and Form 10-Q, electronically pursuant to EDGAR under CIK No. 0000926897.

First SunAmerica is subject to the informational requirements of the Securities and Exchange Act of 1934 (as amended). We file reports and other information with the SEC to meet those requirements. You can inspect and copy this information at SEC public facilities at the following locations:

Washington, District of Columbia
450 Fifth Street, N.W., Room 1024
Washington, D.C. 20549

Chicago, Illinois
500 West Madison Street
Chicago, IL 60661

New York, New York
233 Broadway
New York, NY 10279

To obtain copies by mail contact the Washington, D.C. location. After you pay the fees as prescribed by the rules and regulations of the SEC, the required documents are mailed.

Registration statements under the Securities Act of 1933, as amended, related to the contracts offered by this prospectus are on file with the SEC. This prospectus does not contain all of the information contained in the registration statements and exhibits. For further information regarding the separate account, First SunAmerica and its general account, the Variable Portfolios and the contract, please refer to the registration statements and exhibits.

The SEC also maintains a website (http://www.sec.gov) that contains the SAI, materials incorporated by reference and other information filed electronically with the SEC by First SunAmerica.

First SunAmerica will provide without charge to each person to whom this prospectus is delivered, upon written or oral request, a copy of the above documents incorporated by reference. Requests for these documents should be directed to First SunAmerica's Annuity Service Center, as follows:

       First SunAmerica Life Insurance Company
       Annuity Service Center
       P.O. Box 54299
       Los Angeles, California 90054-0299
       Telephone Number: (800) 99NY-SUN

================================================================================
                      SECURITIES AND EXCHANGE COMMISSION
                          POSITION ON INDEMNIFICATION
================================================================================

Indemnification for liabilities arising under the Securities Act of 1933 (the "Act") is provided to First SunAmerica's officers, directors and controlling persons. The SEC has advised that it believes such indemnification is against public policy under the Act and unenforceable. If a claim for indemnification against such liabilities (other than for First SunAmerica's payment of expenses incurred or paid by its directors, officers or controlling persons in the successful defense of any legal action) is asserted by a director, officer or controlling person of First SunAmerica in connection with the securities registered under this prospectus, First SunAmerica will submit to a court with jurisdiction to determine whether the indemnification is against public policy under the Act. First SunAmerica will be governed by final judgment of the issue. However, if in the opinion of First SunAmerica's counsel, this issue has been determined by controlling precedent, First SunAmerica will not submit the issue to a court for determination.

================================================================================
                               TABLE OF CONTENTS
================================================================================

  INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE........................  2
  SECURITIES AND EXCHANGE COMMISSION POSITION ON INDEMNIFICATION.........  2
  GLOSSARY...............................................................  3
  HIGHLIGHTS.............................................................  4
  FEE TABLES.............................................................  5
     Owner Transaction Expenses..........................................  5
     Annual Contract Maintenance Fee.....................................  5
     Annual Separate Account Expenses....................................  5
     Optional Enhanced Death Benefit Fee.................................  5
     Portfolio Expenses..................................................  5
  EXAMPLES...............................................................  7
  THE POLARIS CHOICE VARIABLE ANNUITY.................................... 10
  PURCHASING A POLARIS CHOICE VARIABLE ANNUITY........................... 11
     Allocation of Purchase Payments..................................... 11
     Accumulation Units.................................................. 11
     Free Look........................................................... 11
  INVESTMENT OPTIONS..................................................... 12
     Variable Portfolios................................................. 12
       Anchor Series Trust............................................... 12
       SunAmerica Series Trust........................................... 12
       American Funds Insurance Series................................... 12
       Lord Abbett Series Fund, Inc...................................... 12
       Nations Separate Account Trust.................................... 12
       Van Kampen Life Investment Trust.................................. 12
     Fixed Account Options............................................... 14
     Market Value Adjustment ("MVA")..................................... 14
     Transfers During the Accumulation Phase............................. 15
     Dollar Cost Averaging............................................... 15
     Asset Allocation Rebalancing Program................................ 16
     Principal Advantage Program......................................... 16
     Voting Rights....................................................... 17
     Substitution........................................................ 17
  ACCESS TO YOUR MONEY................................................... 17
     Systematic Withdrawal Program....................................... 18
     Minimum Contract Value.............................................. 18
  DEATH BENEFITS......................................................... 18
     Standard Death Benefit.............................................. 19
     Optional Enhanced Death Benefit..................................... 19
     Maximum Anniversary Value Option.................................... 19
     Spousal Continuation................................................ 20
  EXPENSES............................................................... 20
     Separate Account.................................................... 20
     Withdrawal Charges.................................................. 20
     Investment Charges.................................................. 21
     Contract Maintenance Fee............................................ 21
     Transfer Fee........................................................ 21
     Optional Enhanced Death Benefit Fee................................. 21
     Income Taxes........................................................ 21
     Reduction or Elimination of Charges and Expenses, and Additional
      Amounts Credited................................................... 21
  INCOME OPTIONS......................................................... 22
     Annuity Date........................................................ 22
     Income Options...................................................... 22
     Fixed or Variable Income Payments................................... 22
     Income Payments..................................................... 23
     Transfers During the Income Phase................................... 23
     Deferment of Payments............................................... 23
  TAXES.................................................................. 23
     Annuity Contracts in General........................................ 23
     Tax Treatment of Distributions--Non-Qualified Contracts............. 23
     Tax Treatment of Distributions--Qualified Contracts................. 24
     Minimum Distributions............................................... 24
     Tax Treatment of Death Benefits..................................... 24
     Contracts Owned by a Trust or Corporation........................... 25
     Gifts, Pledges and/or Assignments of a Non-Qualified Contract....... 25
     Diversification and Investor Control................................ 25
  PERFORMANCE............................................................ 25
  OTHER INFORMATION...................................................... 26
     First SunAmerica.................................................... 26
     The Separate Account................................................ 26
     The General Account................................................. 26
     Distribution of the Contract........................................ 26
     Administration...................................................... 26
     Legal Proceedings................................................... 27
     Ownership........................................................... 27
     Independent Accountants............................................. 27

      Registration Statement.............................................  27

   TABLE OF CONTENTS OF STATEMENT OF ADDITIONAL INFORMATION..............  28

   APPENDIX A--MARKET VALUE ADJUSTMENT ("MVA")........................... A-1
   APPENDIX B--DEATH BENEFITS FOLLOWING SPOUSAL CONTINUATION............. B-1

================================================================================
                                   GLOSSARY
================================================================================

We have capitalized some of the technical terms used in this prospectus. To help you understand these terms, We have defined them in this glossary.

Accumulation Phase - The period during which you invest money in your contract.

Accumulation Units - A measurement We use to calculate the value of the variable portion of your contract during the Accumulation Phase.

Annuitant(s) - The person(s) on whose life (lives) We base income payments.

Annuity Date - The date on which income payments are to begin, as selected by you.

Annuity Units - A measurement We use to calculate the amount of income payments you receive from the variable portion of your contract during the Income Phase.

Beneficiary - The person designated to receive any benefits under the contract if you or the Annuitant dies.

Company - First SunAmerica Life Insurance Company, We, Us, the insurer which issues this contract.

Income Phase - The period during which We make income payments to you.

IRS - The Internal Revenue Service.

Non-qualified (contract) - A contract purchased with after-tax dollars. In general, these contracts are not under any pension plan, specially sponsored program or individual retirement account ("IRA").

Purchase Payments - The money you give Us to buy the contract, as well as any additional money you give Us to invest in the contract after you own it.

Qualified (contract) - A contract purchased with pretax dollars. These contracts are generally purchased under a pension plan, specially sponsored program or IRA.

Trusts - Refers to the Anchor Series Trust, the SunAmerica Series Trust, American Funds Insurance Series, the Lord Abbett Series Fund, Inc., Nations Separate Account Trust and Van Kampen Life Investment Trust collectively.

Variable Portfolio(s) - The variable investment options available under the contract. Each Variable Portfolio has its own investment objective and is invested in the underlying investments of the Anchor Series Trust, the SunAmerica Series Trust, American Funds Insurance Series, the Lord Abbett Series Fund, Inc., the Nations Separate Account Trust or the Van Kampen Life Investment Trust.

First SunAmerica offers several different variable annuity products to meet the diverse needs of Our investors. Each product may provide different features and benefits offered at different fees, charges and expenses. When working with your financial representative to determine the best product to meet your needs you should consider, among other things, whether the features of this contract and the related fees provide the most appropriate package to help you meet your long-term retirement savings goals.

================================================================================
                                  HIGHLIGHTS
================================================================================

The Polaris Choice Variable Annuity is a contract between you and First SunAmerica Life Insurance Company ("First SunAmerica"). It is designed to help you invest on a tax-deferred basis and meet long-term financial goals. There are minimum Purchase Payment amounts required to purchase a contract. Purchase Payments may be invested in a variety of variable and fixed account options. Like all deferred annuities, the contract has an Accumulation Phase and an Income Phase. During the Accumulation Phase, you invest money in your contract. The Income Phase begins when you start receiving income payments from your annuity to provide for your retirement.

Free Look: You may cancel your contract within 10 days after receiving it (more time is allowed for replacement contracts). You will receive whatever your contract is worth on the day that We receive your request. The amount refunded may be more or less than your original Purchase Payment. We will return your original Purchase Payment if required by law. Please see Purchasing a Polaris Choice Variable Annuity in the prospectus.

Expenses: There are fees and charges associated with the contract. Each year, We deduct a $30 contract maintenance fee from your contract, which may be waived for contracts of $50,000 or more. We also deduct separate account charges which equal 1.52% annually of the average daily value of your contract allocated to the Variable Portfolios. There are investment charges on amounts invested in the Variable Portfolios. If you elect optional features available under the contract We may charge additional fees for those features. A separate withdrawal charge schedule applies to each Purchase Payment. The amount of the withdrawal charge declines over time. After a Purchase Payment has been in the contract for three complete years, withdrawal charges no longer apply to that portion of the Purchase Payment. Please see the Fee Table, Purchasing a Polaris Choice Variable Annuity and Expenses in the prospectus.

Access to Your Money: You may withdraw money from your contract during the Accumulation Phase. If you do so, earnings are deemed to be withdrawn first. You will pay income taxes on earnings and untaxed contributions when you withdraw them. Payments received during the Income Phase are considered partly a return of your original investment. A federal tax penalty may apply if you make withdrawals before age 59 1/2. As noted above, a withdrawal charge may apply. Please see Access to Your Money and Taxes in the prospectus.

Death Benefit: A death benefit feature is available under the contract to protect your Beneficiaries in the event of your death during the Accumulation Phase. Please see Death Benefits in the prospectus.

Income Options: When you are ready to begin taking income, you can choose to receive income payments on a variable basis, fixed basis or a combination of both. You may also choose from five different income options, including an option for income that you cannot outlive. Please see Income Options in the prospectus.

Inquiries: If you have questions about your contract call your financial representative or contact Us at First SunAmerica Life Insurance Company Annuity Service Center P.O. Box 54299 Los Angeles, California 90054-0299. Telephone
Number: (800) 99NY-SUN

 Please read the prospectus carefully for more detailed information regarding these and other features and benefits of the contract, as well as the risks of investing.

================================================================================
                                  FEE TABLES
================================================================================

OWNER TRANSACTION EXPENSES
Withdrawal Charge (as a percentage of each Purchase Payment)

Years:.......................................................... 1   2   3   4+
                                                                 7%  6%  5%   0%

Transfer Fee...  No charge for first 15
                 transfers each contract
                 year; thereafter, fee is
                 $25 per transfer


ANNUAL CONTRACT MAINTENANCE FEE*
      $30
*waived if contract value is $50,000 or more


ANNUAL SEPARATE ACCOUNT EXPENSES

As a percentage of your daily net asset value*............................ 1.52%
* see Expenses on page 20 for more information about the Separate Account charges.

OPTIONAL ENHANCED DEATH BENEFIT FEE
(This feature offers an optional enhanced death benefit which is more fully described in the prospectus. If elected, the fee is an annualized charge that is deducted daily from your contract value. This option is not available to anyone 81 or older on the contract issue date.)

Fee as a percentage of your daily net asset value......................... 0.20%

                              PORTFOLIO EXPENSES
                              Anchor Series Trust
                                  Class 3/1/
   (as a percentage of average net assets for the Trust's fiscal year ended
                              December 31, 2001)

                                MANAGEMENT SERVICE(12b-1)  OTHER   TOTAL ANNUAL
           PORTFOLIO               FEE          FEE       EXPENSES   EXPENSES
 =============================================================================
 Capital Appreciation              0.70%        0.25%       0.08%      1.03%
 -----------------------------------------------------------------------------
 Government and Quality Bond       0.58%        0.25%       0.06%      0.89%
 -----------------------------------------------------------------------------
 Growth                            0.67%        0.25%       0.06%      0.98%
 -----------------------------------------------------------------------------
 Natural Resources                 0.75%        0.25%       0.16%      1.16%
 =============================================================================

/1/ Because this is a new class of shares the fees shown for Class 3 have been estimated and annualized for the current fiscal year.

                         Lord Abbett Series Fund, Inc.
                                   Class VC
   (as a percentage of average net assets for the Trust's fiscal year ended
                              December 31, 2001)

                                               MANAGEMENT  OTHER   TOTAL ANNUAL
                  PORTFOLIO                       FEE     EXPENSES   EXPENSES
 =============================================================================
 Growth and Income Portfolio                      0.50%     0.47%      0.97%
 =============================================================================

                        Nations Separate Account Trust
    (as a percentage of average net assets after reimbursement or waiver of expenses for the Trust's fiscal year ended December 31, 2001)

                                MANAGEMENT SERVICE(12b-1)  OTHER   TOTAL ANNUAL
           PORTFOLIO               FEE          FEE       EXPENSES   EXPENSES
 =============================================================================
 Nations High Yield Bond/1/        0.00%        0.00%       1.00%      1.00%
 -----------------------------------------------------------------------------
 Nations Marsico Focused
  Equities/1/                      0.75%        0.00%       0.38%      1.13%
 =============================================================================
 -----------------------------------------------------------------------------

/1/ The investment advisor for Nations Separate Account Trust, BA Advisors, and/or the sub-advisers and/or Stephens Inc., the distributor, have voluntarily agreed to waive certain fees or expenses to keep operating expenses at or below established maximum amounts. All waivers or reimbursements may be terminated at any time. Absent these waivers and/or reimbursements total Portfolio operating expenses would have been 2.13% for Nations High Yield Bond and 1.38% for Nations Marsico Focused Equities.

                            SunAmerica Series Trust
                                  Class 3/1/
   (as a percentage of average net assets for the Trust's fiscal year ended
                               January 31, 2002)

                             MANAGEMENT SERVICE (12b-1)   OTHER     TOTAL ANNUAL
         PORTFOLIO             FEE/2/       FEE/2/      EXPENSES/2/ EXPENSES/2/
==============================================================================
Aggressive Growth               0.68%         0.25%        0.08%        1.01%
------------------------------------------------------------------------------
Alliance Growth                 0.60%         0.25%        0.06%        0.91%
------------------------------------------------------------------------------
Asset Allocation                0.59%         0.25%        0.09%        0.93%
------------------------------------------------------------------------------
Blue Chip Growth/2/             0.70%         0.25%        0.15%        1.10%
------------------------------------------------------------------------------
Cash Management                 0.48%         0.25%        0.05%        0.78%
------------------------------------------------------------------------------
Corporate Bond                  0.60%         0.25%        0.08%        0.93%
------------------------------------------------------------------------------
Davis Venture Value             0.71%         0.25%        0.06%        1.02%
------------------------------------------------------------------------------
Dogs of Wall Street             0.60%         0.25%        0.11%        0.96%
------------------------------------------------------------------------------
Emerging Markets                1.25%         0.25%        0.30%        1.80%
------------------------------------------------------------------------------
Federated Value                 0.69%         0.25%        0.08%        1.02%
------------------------------------------------------------------------------
Foreign Value                   1.03%         0.25%        0.62%        1.90%
------------------------------------------------------------------------------
Global Bond                     0.68%         0.25%        0.14%        1.07%
------------------------------------------------------------------------------
Global Equities                 0.72%         0.25%        0.17%        1.14%
------------------------------------------------------------------------------
Goldman Sachs Research/2/       1.20%         0.25%        0.15%        1.60%
------------------------------------------------------------------------------
Growth-Income                   0.53%         0.25%        0.06%        0.84%
------------------------------------------------------------------------------
Growth Opportunities/2/         0.75%         0.25%        0.25%        1.25%
------------------------------------------------------------------------------
High-Yield Bond                 0.63%         0.25%        0.09%        0.97%
------------------------------------------------------------------------------
International Diversified
 Equities                       1.00%         0.25%        0.27%        1.52%
------------------------------------------------------------------------------
International Growth and
 Income                         0.95%         0.25%        0.27%        1.47%
------------------------------------------------------------------------------
MFS Growth and Income           0.70%         0.25%        0.08%        1.03%
------------------------------------------------------------------------------
MFS Mid-Cap Growth              0.75%         0.25%        0.08%        1.08%
------------------------------------------------------------------------------
MFS Total Return                0.66%         0.25%        0.07%        0.98%
------------------------------------------------------------------------------
Putnam Growth                   0.77%         0.25%        0.06%        1.08%
------------------------------------------------------------------------------
Real Estate                     0.80%         0.25%        0.12%        1.17%
------------------------------------------------------------------------------
Small & Mid Cap Value           1.00%         0.25%        0.35%        1.60%
------------------------------------------------------------------------------
SunAmerica Balanced             0.60%         0.25%        0.07%        0.92%
------------------------------------------------------------------------------
Technology                      1.20%         0.25%        0.25%        1.70%
==============================================================================

/1/ Because this is a new class of shares the fees shown for Class 3 have been estimated and annualized for the current fiscal year.
/2/ For this Variable Portfolio, the advisor, SunAmerica Asset Management
 Corp., has voluntarily agreed to waive fees or expenses, if necessary, to keep operating expenses at or below established maximum amounts. All waivers or reimbursements may be terminated at any time.

                       Van Kampen Life Investment Trust
                                Class II Shares
   (as a percentage of average net assets for the Trust's fiscal year ended
                              December 31, 2001)

                              MANAGEMENT SERVICE (12b-1)  OTHER   TOTAL ANNUAL
          PORTFOLIO              FEE           FEE       EXPENSES   EXPENSES
 ============================================================================
 Van Kampen LIT Comstock         0.60%        0.25%        0.21%      1.06%
 ----------------------------------------------------------------------------
 Van Kampen LIT Emerging
  Growth                         0.70%        0.25%        0.06%      1.01%
 ----------------------------------------------------------------------------
 Van Kampen LIT Growth and
  Income                         0.60%        0.25%        0.15%      1.00%
 ============================================================================

                        American Funds Insurance Series
                                    Class 2
 (as a percentage of each Fund's average net assets for the fiscal year ended
                              December 31, 2001)

                              MANAGEMENT SERVICE (12b-1)  OTHER   TOTAL ANNUAL
          PORTFOLIO              FEE           FEE       EXPENSES   EXPENSES
 ============================================================================
 Global Growth                   0.66%        0.25%        0.04%      0.95%
 ============================================================================
 Growth                          0.37%        0.25%        0.01%      0.63%
 ============================================================================
 Growth-Income                   0.33%        0.25%        0.02%      0.60%
 ============================================================================

     The above portfolio expenses were provided by the Trusts. We have not independently verified the accuracy of the information.

================================================================================
                                   EXAMPLES
================================================================================

You will pay the following expenses on a $1,000 investment in each Variable Portfolio, assuming a 5% annual return on assets, Portfolio Expenses after waiver, reimbursement or recoupment, (assuming the waiver, reimbursement or recoupment will continue for the period shown) if applicable and:
      (a) you surrender the contract at the end of the stated time period and no optional features are elected.
      (b) you elect the optional Enhanced Death Benefit at the maximum charge offered (.20%), and you surrender the contract at the end of the stated period.
      (c) you do not surrender the contract or it is annuitized and no optional features are elected.
      (d) you elect the optional Enhanced Death Benefit at the maximum charge offered (.20%), and you do not surrender the contract or it is annuitized.


                                          1        3        5        10
                PORTFOLIO                YEAR    YEARS    YEARS    YEARS
     ====================================================================
     Capital Appreciation              (a) $ 97 (a) $132 (a) $139 (a) $296
                                       (b) $ 99 (b) $138 (b) $149 (b) $315
                                       (c) $ 27 (c) $ 82 (c) $139 (c) $296
                                       (d) $ 29 (d) $ 88 (d) $149 (d) $315
     ---------------------------------------------------------------------
     Government and Quality Bond       (a) $ 95 (a) $127 (a) $132 (a) $282
                                       (b) $ 97 (b) $133 (b) $142 (b) $302
                                       (c) $ 25 (c) $ 77 (c) $132 (c) $282
                                       (d) $ 27 (d) $ 83 (d) $142 (d) $302
     ---------------------------------------------------------------------
     Growth                            (a) $ 96 (a) $130 (a) $137 (a) $291
                                       (b) $ 98 (b) $136 (b) $147 (b) $310
                                       (c) $ 26 (c) $ 80 (c) $137 (c) $291
                                       (d) $ 28 (d) $ 86 (d) $147 (d) $310
     ---------------------------------------------------------------------
     Natural Resources                 (a) $ 98 (a) $135 (a) $146 (a) $308
                                       (b) $100 (b) $141 (b) $155 (b) $328
                                       (c) $ 28 (c) $ 85 (c) $146 (c) $308
                                       (d) $ 30 (d) $ 91 (d) $155 (d) $328
     ---------------------------------------------------------------------
     Aggressive Growth                 (a) $ 96 (a) $131 (a) $138 (a) $294
                                       (b) $ 98 (b) $137 (b) $148 (b) $313
                                       (c) $ 26 (c) $ 81 (c) $138 (c) $294
                                       (d) $ 28 (d) $ 87 (d) $148 (d) $313
     ---------------------------------------------------------------------
     Alliance Growth                   (a) $ 95 (a) $128 (a) $133 (a) $284
                                       (b) $ 97 (b) $134 (b) $143 (b) $304
                                       (c) $ 25 (c) $ 78 (c) $133 (c) $284
                                       (d) $ 27 (d) $ 84 (d) $143 (d) $304
     ---------------------------------------------------------------------
     Asset Allocation                  (a) $ 96 (a) $129 (a) $134 (a) $286
                                       (b) $ 98 (b) $135 (b) $144 (b) $306
                                       (c) $ 26 (c) $ 79 (c) $134 (c) $286
                                       (d) $ 28 (d) $ 85 (d) $144 (d) $306
     ---------------------------------------------------------------------
     Blue Chip Growth                  (a) $ 97 (a) $134 (a) $143 (a) $303
                                       (b) $ 99 (b) $140 (b) $153 (b) $322
                                       (c) $ 27 (c) $ 84 (c) $143 (c) $303
                                       (d) $ 29 (d) $ 90 (d) $153 (d) $322
     ---------------------------------------------------------------------
     Cash Management                   (a) $ 94 (a) $124 (a) $127 (a) $271
                                       (b) $ 96 (b) $130 (b) $137 (b) $291
                                       (c) $ 24 (c) $ 74 (c) $127 (c) $271
                                       (d) $ 26 (d) $ 80 (d) $137 (d) $291
     ---------------------------------------------------------------------
     Corporate Bond                    (a) $ 96 (a) $129 (a) $134 (a) $286
                                       (b) $ 98 (b) $135 (b) $144 (b) $306
                                       (c) $ 26 (c) $ 79 (c) $134 (c) $286
                                       (d) $ 28 (d) $ 85 (d) $144 (d) $306
     ---------------------------------------------------------------------
     Davis Venture Value               (a) $ 96 (a) $131 (a) $139 (a) $295
                                       (b) $ 98 (b) $137 (b) $149 (b) $314
                                       (c) $ 26 (c) $ 81 (c) $139 (c) $295
                                       (d) $ 28 (d) $ 87 (d) $149 (d) $314
     ---------------------------------------------------------------------
     Dogs of Wall Street               (a) $ 96 (a) $129 (a) $136 (a) $289
                                       (b) $ 98 (b) $135 (b) $146 (b) $308
                                       (c) $ 26 (c) $ 79 (c) $136 (c) $289
                                       (d) $ 28 (d) $ 85 (d) $146 (d) $308
     ---------------------------------------------------------------------

                                           1        3        5        10
                 PORTFOLIO                YEAR    YEARS    YEARS    YEARS
     ======================================================================
     Emerging Markets                   (a) $104 (a) $154 (a) $177 (a) $368
                                        (b) $106 (b) $160 (b) $186 (b) $386
                                        (c) $ 34 (c) $104 (c) $177 (c) $368
                                        (d) $ 36 (d) $110 (d) $186 (d) $386
     ----------------------------------------------------------------------
     Federated Value                    (a) $ 96 (a) $131 (a) $139 (a) $295
                                        (b) $ 98 (b) $137 (b) $149 (b) $314
                                        (c) $ 26 (c) $ 81 (c) $139 (c) $295
                                        (d) $ 28 (d) $ 87 (d) $149 (d) $314
     ----------------------------------------------------------------------
     Foreign Value                      (a) $105 (a) $157 (a) $181 (a) $377
                                        (b) $107 (b) $163 (b) $191 (b) $395
                                        (c) $ 35 (c) $107 (c) $181 (c) $377
                                        (d) $ 37 (d) $113 (d) $191 (d) $395
     ----------------------------------------------------------------------
     Global Bond                        (a) $ 98 (a) $135 (a) $145 (a) $300
                                        (b) $100 (b) $141 (b) $155 (b) $319
                                        (c) $ 28 (c) $ 85 (c) $145 (c) $300
                                        (d) $ 30 (d) $ 91 (d) $155 (d) $319
     ----------------------------------------------------------------------
     Global Equities                    (a) $ 98 (a) $135 (a) $145 (a) $307
                                        (b) $100 (b) $141 (b) $155 (b) $326
                                        (c) $ 28 (c) $ 85 (c) $145 (c) $307
                                        (d) $ 30 (d) $ 91 (d) $155 (d) $326
     ----------------------------------------------------------------------
     Goldman Sachs Research             (a) $102 (a) $148 (a) $167 (a) $350
                                        (b) $104 (b) $154 (b) $177 (b) $368
                                        (c) $ 32 (c) $ 98 (c) $167 (c) $350
                                        (d) $ 34 (d) $104 (d) $177 (d) $368
     ----------------------------------------------------------------------
     Growth-Income                      (a) $ 95 (a) $126 (a) $130 (a) $277
                                        (b) $ 97 (b) $132 (b) $140 (b) $297
                                        (c) $ 25 (c) $ 76 (c) $130 (c) $277
                                        (d) $ 27 (d) $ 82 (d) $140 (d) $297
     ----------------------------------------------------------------------
     Growth Opportunities               (a) $ 99 (a) $138 (a) $150 (a) $317
                                        (b) $101 (b) $144 (b) $160 (b) $336
                                        (c) $ 29 (c) $ 88 (c) $150 (c) $317
                                        (d) $ 31 (d) $ 94 (d) $160 (d) $336
     ----------------------------------------------------------------------
     High-Yield Bond                    (a) $ 96 (a) $130 (a) $136 (a) $290
                                        (b) $ 98 (b) $136 (b) $146 (b) $309
                                        (c) $ 26 (c) $ 80 (c) $136 (c) $290
                                        (d) $ 28 (d) $ 86 (d) $146 (d) $309
     ----------------------------------------------------------------------
     International Diversified Equities (a) $101 (a) $146 (a) $163 (a) $342
                                        (b) $103 (b) $152 (b) $173 (b) $361
                                        (c) $ 31 (c) $ 96 (c) $163 (c) $342
                                        (d) $ 33 (d) $102 (d) $173 (d) $361
     ----------------------------------------------------------------------
     International Growth and Income    (a) $101 (a) $145 (a) $161 (a) $338
                                        (b) $103 (b) $151 (b) $170 (b) $356
                                        (c) $ 31 (c) $ 95 (c) $161 (c) $338
                                        (d) $ 33 (d) $101 (d) $170 (d) $356
     ----------------------------------------------------------------------
     MFS Growth and Income              (a) $ 97 (a) $132 (a) $139 (a) $296
                                        (b) $ 99 (b) $138 (b) $149 (b) $315
                                        (c) $ 27 (c) $ 82 (c) $139 (c) $296
                                        (d) $ 29 (d) $ 88 (d) $149 (d) $315
     ----------------------------------------------------------------------
     MFS Mid-Cap Growth                 (a) $ 97 (a) $133 (a) $142 (a) $301
                                        (b) $ 99 (b) $139 (b) $152 (b) $320
                                        (c) $ 27 (c) $ 83 (c) $142 (c) $301
                                        (d) $ 29 (d) $ 89 (d) $152 (d) $320
     ----------------------------------------------------------------------
     MFS Total Return                   (a) $ 96 (a) $130 (a) $137 (a) $291
                                        (b) $ 98 (b) $136 (b) $147 (b) $310
                                        (c) $ 26 (c) $ 80 (c) $137 (c) $291
                                        (d) $ 28 (d) $ 86 (d) $147 (d) $310
     ----------------------------------------------------------------------
     Putnam Growth                      (a) $ 97 (a) $133 (a) $142 (a) $301
                                        (b) $ 99 (b) $139 (b) $152 (b) $320
                                        (c) $ 27 (c) $ 83 (c) $142 (c) $301
                                        (d) $ 29 (d) $ 89 (d) $152 (d) $320
     ----------------------------------------------------------------------
     Real Estate                        (a) $ 98 (a) $136 (a) $146 (a) $309
                                        (b) $100 (b) $142 (b) $156 (b) $328
                                        (c) $ 28 (c) $ 86 (c) $146 (c) $309
                                        (d) $ 30 (d) $ 92 (d) $156 (d) $328
     ----------------------------------------------------------------------

                                          1        3        5        10
                 PORTFOLIO               YEAR    YEARS    YEARS    YEARS
      ====================================================================
      Small & Mid Cap Value            (a) $102 (a) $148 (a) $167 (a) $350
                                       (b) $104 (b) $154 (b) $177 (b) $368
                                       (c) $ 32 (c) $ 98 (c) $167 (c) $350
                                       (d) $ 34 (d) $104 (d) $177 (d) $368
      --------------------------------------------------------------------
      SunAmerica Balanced              (a) $ 95 (a) $128 (a) $134 (a) $285
                                       (b) $ 97 (b) $134 (b) $144 (b) $305
                                       (c) $ 25 (c) $ 78 (c) $134 (c) $285
                                       (d) $ 27 (d) $ 84 (d) $144 (d) $305
      --------------------------------------------------------------------
      Technology                       (a) $103 (a) $151 (a) $172 (a) $359
                                       (b) $105 (b) $157 (b) $181 (b) $377
                                       (c) $ 33 (c) $101 (c) $172 (c) $359
                                       (d) $ 35 (d) $107 (d) $181 (d) $377
      --------------------------------------------------------------------
      AFS Global Growth                (a) $ 96 (a) $129 (a) $135 (a) $288
                                       (b) $ 98 (b) $135 (b) $145 (b) $308
                                       (c) $ 26 (c) $ 79 (c) $135 (c) $288
                                       (d) $ 28 (d) $ 85 (d) $145 (d) $308
      --------------------------------------------------------------------
      AFS Growth                       (a) $ 93 (a) $120 (a) $119 (a) $256
                                       (b) $ 95 (b) $126 (b) $129 (b) $276
                                       (c) $ 23 (c) $ 70 (c) $119 (c) $256
                                       (d) $ 25 (d) $ 76 (d) $129 (d) $276
      --------------------------------------------------------------------
      AFS Growth-Income                (a) $ 92 (a) $119 (a) $118 (a) $253
                                       (b) $ 94 (b) $125 (b) $128 (b) $273
                                       (c) $ 22 (c) $ 69 (c) $118 (c) $253
                                       (d) $ 24 (d) $ 75 (d) $128 (d) $273
      --------------------------------------------------------------------
      LASF Growth and Income           (a) $ 96 (a) $130 (a) $136 (a) $290
                                       (b) $ 98 (b) $136 (b) $146 (b) $309
                                       (c) $ 26 (c) $ 80 (c) $136 (c) $290
                                       (d) $ 28 (d) $ 86 (d) $146 (d) $309
      --------------------------------------------------------------------
      Nations High Yield Bond          (a) $ 96 (a) $131 (a) $138 (a) $293
                                       (b) $ 98 (b) $137 (b) $148 (b) $312
                                       (c) $ 26 (c) $ 81 (c) $138 (c) $293
                                       (d) $ 28 (d) $ 87 (d) $148 (d) $312
      --------------------------------------------------------------------
      Nations Marsico Focused Equities (a) $ 98 (a) $135 (a) $144 (a) $306
                                       (b) $100 (b) $141 (b) $154 (b) $325
                                       (c) $ 28 (c) $ 85 (c) $144 (c) $306
                                       (d) $ 30 (d) $ 91 (d) $154 (d) $325
      --------------------------------------------------------------------
      Van Kampen LIT Comstock          (a) $ 97 (a) $132 (a) $141 (a) $299
                                       (b) $ 99 (b) $138 (b) $151 (b) $318
                                       (c) $ 27 (c) $ 82 (c) $141 (c) $299
                                       (d) $ 29 (d) $ 88 (d) $151 (d) $318
      --------------------------------------------------------------------
      Van Kampen LIT Emerging Growth   (a) $ 96 (a) $131 (a) $138 (a) $294
                                       (b) $ 98 (b) $137 (b) $148 (b) $313
                                       (c) $ 26 (c) $ 81 (c) $138 (c) $294
                                       (d) $ 28 (d) $ 87 (d) $148 (d) $313
      --------------------------------------------------------------------
      Van Kampen LIT Growth and Income (a) $ 96 (a) $131 (a) $138 (a) $293
                                       (b) $ 98 (b) $137 (b) $148 (b) $312
                                       (c) $ 26 (c) $ 81 (c) $138 (c) $293
                                       (d) $ 28 (d) $ 87 (d) $148 (d) $312
      ====================================================================

Explanation of Fee Tables and Examples
1. The purpose of the Fee Tables is to show you the various expenses you would incur directly and indirectly by investing in the contract. The tables represent both fees at the separate account (contract level) as well as portfolio company investment management expenses. We converted the contract administration charge to a percentage (0.08%) using an assumed contract size of $40,000. The actual impact of the administration charge may differ from this percentage and may be waived for contract values over $50,000. Additional information on the portfolio company fees can be found in the Trust prospectuses located behind this prospectus.

2. For certain SunAmerica Series Trust Variable Portfolios, the adviser, SunAmerica Asset Management Corp., has voluntarily agreed to waive fees or reimburse certain expenses, if necessary, to keep annual operating expenses at or below the following percentages of average net assets: Blue Chip Growth 1.10%, Foreign Value 1.90%, Goldman Sachs Research 1.60%, Growth Opportunities, 1.25% and Small & Mid Cap Value 1.60%.

3. Through April 30, 2003, the investment advisor for Nations Separate Account Trust, BA Advisors, and/or the sub-advisers and/or Stephens Inc., the distributor, have agreed to reimburse expenses and/or waive their fees to the extent that total expenses (excluding shareholders servicing and distribution fees), as a percentage of average net assets, exceeds 1.00% for the High Yield Bond Portfolio. For the period from January 1, 2002 through April 30, 2002, BA Advisors, and/or the sub-advisers and/or Stephens Inc. agreed to reimburse expenses and/or waive their fees to the extent that total expenses (excluding shareholder servicing and distribution fees), as a percentage of average net assets, exceeded 1.10% for the Nations Marsico Focused Equities Portfolio. This expense limitation was discontinued May 1, 2002. However, for the period from January 1, 2002 through April 30, 2003, Stephens Inc. has agreed to waive 100% of the shareholder servicing and distribution fees for each of the Nations Portfolios.

4. In addition to the stated assumptions, the Examples also assume Insurance Charges of 1.52% and that no transfer fees were imposed.

5. Examples reflecting application of optional features and benefits use the highest fees and charges being offered for those features.

6. These examples should not be considered a representation of past or future expenses. Actual expenses may be greater or less than those shown.



   AS OF THE DATE OF THIS PROSPECTUS, SALES OF THIS CONTRACT HAD NOT BEGUN. THEREFORE, NO CONDENSED FINANCIAL INFORMATION APPEARS IN THIS PROSPECTUS.

================================================================================
                      THE POLARIS CHOICE VARIABLE ANNUITY
================================================================================

An annuity is a contract between you and an insurance company. You are the owner of the contract. The contract provides three main benefits:

  . Tax Deferral: This means that you do not pay taxes on your earnings from the annuity until you withdraw them.

  . Death Benefit: If you die during the Accumulation Phase, the insurance company pays a death benefit to your Beneficiary.

  . Guaranteed Income: If elected, you receive a stream of income for your lifetime, or another available period you select.

Tax-qualified retirement plans (e.g., IRAs, 401(k) or 403(b) plans) defer payment of taxes on earnings until withdrawal. If you are considering funding a tax-qualified retirement plan with an annuity, you should know that an annuity does not provide any additional tax deferral treatment of earnings beyond the treatment provided by the tax-qualified retirement plan itself. However, annuities do provide other features and benefits which may be valuable to you. You should fully discuss this decision with your financial representative.

This annuity was developed to help you contribute to your retirement savings. This annuity works in two stages, the Accumulation Phase and the Income Phase. Your contract is in the Accumulation Phase during the period when you make payments into the contract. The Income Phase begins when you request Us to start making income payments to you out of the money accumulated in your contract.

The contract is called a "variable" annuity because it allows you to invest in variable portfolios which, like mutual funds, have different investment objectives and performance which varies. You can gain or lose money if you invest in these Variable Portfolios. The amount of money you accumulate in your contract depends on the performance of the Variable Portfolios in which you invest. This contract currently offers 40 Variable Portfolios.

The Contract also offers a three year fixed account option in addition to fixed accounts available through the Dollar Cost Averaging Program. Fixed account options earn interest at a rate set and guaranteed by First SunAmerica. If you allocate money to the fixed account options, the amount of money that accumulates in the contract depends on the total interest credited to the particular fixed account option(s) in which you invest.

For more information on investment options available under this contract see INVESTMENT OPTIONS on page 12.

This annuity is designed to assist in contributing to retirement savings of investors whose personal circumstances allow for a long-term investment time horizon. As a function of the Internal Revenue Code ("IRC"), you may be assessed a 10% federal tax penalty on any withdrawal made prior to your reaching age 59 1/2. Additionally, this contract provides that you will be charged a withdrawal charge on each Purchase Payment withdrawn if that Purchase Payment has not been invested in this contract for at least 3 years. Because of these potential penalties, you should fully discuss all of the benefits and risks of this contract with your investment representative prior to purchase.

First SunAmerica Life Insurance Company (First SunAmerica, The Company, Us, We) issues the Polaris Choice Variable Annuity. When you purchase a Polaris Choice Variable Annuity, a contract exists between you and First SunAmerica. The Company is a stock life insurance company organized under the laws of the state of New York. Its principal place of business is 733 Third Avenue, New York, New York 10017. The Company conducts life insurance and annuity business in the state of New York. First SunAmerica is an indirect, wholly owned subsidiary of American International Group, Inc. ("AIG"), a Delaware corporation.

================================================================================
                          PURCHASING A POLARIS CHOICE
                               VARIABLE ANNUITY
================================================================================

An initial Purchase Payment is the money you give Us to buy a contract. Any additional money you give Us to invest in the contract after purchase is a subsequent Purchase Payment.

The following chart shows the minimum initial and subsequent Purchase Payments permitted under your contract. These amounts depend upon whether a contract is Qualified or Non-qualified for tax purposes. For further explanation, see TAXES on page 24.

                                                            Minimum
                                       Minimum Initial     Subsequent
                                       Purchase Payment Purchase Payment
        ----------------------------------------------------------------
                  Qualified                $ 2,000            $250
        ----------------------------------------------------------------
                Non-Qualified              $10,000            $500
        ----------------------------------------------------------------

We require company approval prior to accepting Purchase Payments greater than $1,000,000. For contracts owned by a non-natural owner, We require prior Company approval to accept Purchase Payments greater than $250,000. Subsequent Purchase Payments that would cause total Purchase Payments in all contracts issued by First SunAmerica or its affiliates to the same owner to exceed these limits are also subject to company pre-approval. We reserve the right to change the amount at which pre-approval is required, at any time. Also, the optional automatic payment plan allows you to make subsequent Purchase Payments of as little as $100.00.

In general, We will not issue a Qualified contract to anyone who is age 70 1/2 or older, unless it is shown that the minimum distribution required by the IRS is being made. In addition, We may not issue a contract to anyone age 86 or older on the contract issue date.

We allow spouses to jointly own this contract. However, the age of the older spouse is used to determine the availability of any age driven benefits. The addition of a joint owner after the contract has been issued is contingent upon prior review and approval by the Company.

Allocation of Purchase Payments

We invest your Purchase Payments in the fixed and variable investment options according to your instructions. If We receive a Purchase Payment without allocation instructions, We will invest the money according to your last allocation instructions. See INVESTMENT OPTIONS on page 12.

In order to issue your contract, We must receive your completed application, and/or Purchase Payment allocation instructions and any other required paperwork at Our principal place of business. We allocate your initial Purchase Payment within two days of receiving it. If We do not have complete information necessary to issue your contract, We will contact you. If We do not have the information necessary to issue your contract within 5 business days We will:

  .  Send your money back to you, or;

  . Ask your permission to keep your money until We get the information necessary to issue the contract.

Accumulation Units

When you allocate a Purchase Payment to the Variable Portfolios, We credit your contract with Accumulation Units of the separate account. We base the number of Accumulation Units you receive on the unit value of the Variable Portfolio as of the day We receive your money if We receive it before 1 p.m. Pacific Standard Time, or on the next business day's unit value if We receive your money after 1 p.m. Pacific Standard Time. The value of an Accumulation Unit goes up and down based on the performance of the Variable Portfolios.

We calculate the value of an Accumulation Unit each day that the New York Stock Exchange ("NYSE") is open as follows:

   1. We determine the total value of money invested in a particular Variable Portfolio;

   2. We subtract from that amount all applicable contract charges; and

   3. We divide this amount by the number of outstanding Accumulation Units.

We determine the number of Accumulation Units credited to your contract by dividing the Purchase Payment by the Accumulation Unit value for the specific Variable Portfolio.

   Example:

   We receive a $25,000 Purchase Payment from you on Wednesday. You allocate the money to the Global Bond Portfolio. We determine that the value of an Accumulation Unit for the Global Bond Portfolio is $11.10 when the NYSE closes on Wednesday. We then divide $25,000 by $11.10 and credit your contract on Wednesday night with 2252.2523 Accumulation Units for the Global Bond Portfolio.

Performance of the Variable Portfolios and expenses under your contract affect Accumulation Unit values. These factors cause the value of your contract to go up and down.

Free Look

You may cancel your non-replacement contract within ten days after receiving it (or longer if required by state law).

We call this a "free look." Replacement contracts are allowed a 60-day free look period. To cancel, you must mail the contract along with your free look request to Our Annuity Service Center at P.O. Box 54299, Los Angeles, California 90054-0299.

If you decide to cancel your contract during the free look period, We will refund to you the value of your contract on the day We receive your request.

All contracts issued as an IRA require the full return of Purchase Payments upon a free look. With respect to those contracts, We reserve the right to put your money in the Cash Management Portfolio during the free look period and will allocate your money according to your instructions at the end of the applicable free look period. Currently, We do not put your money in the Cash Management Portfolio during the free look period unless you allocate your money to it. If your contract was issued as an IRA and you cancel your contract during the free look period, We return the greater of (1) your Purchase Payments; or (2) the value of your contract.

Exchange Offers

From time to time, We may offer to allow you to exchange an older variable annuity issued by First SunAmerica or one of its affiliates, for a newer product with more current features and benefits, also issued by First SunAmerica or one of its affiliates.

Such an exchange offer will be made in accordance with applicable state and federal securities and insurance rules and regulations. We will explain the specific terms and conditions of any such exchange offer at the time the offer is made.

================================================================================
                              INVESTMENT OPTIONS
================================================================================

Variable Portfolios

The contract currently offers 40 Variable Portfolios. These Variable Portfolios invest in shares of the Trusts listed below. The shares of the Trusts may also be called "Underlying Funds." Additional Trusts and/or Variable Portfolios may be available in the future. The Variable Portfolios are only available through the purchase of certain insurance contracts.

SunAmerica Asset Management Corp., an indirect wholly owned subsidiary of AIG, is the investment adviser to the Anchor and SunAmerica Series Trusts. The Trusts serve as the underlying investment vehicles for other variable annuity contracts issued by First SunAmerica, and other affiliated/ unaffiliated insurance companies. Neither First SunAmerica nor the Trusts believe that offering shares of the Trusts in this manner disadvantages you. The advisers monitor the Trusts for potential conflicts.

The Variable Portfolios along with their respective subadvisers are listed below:

   Anchor Series Trust

Wellington Management Company, LLP serves as subadviser to the Anchor Series Trust Portfolios. Anchor Series Trust ("AST") has investment portfolios in addition to those listed here which are not available for investment under the contract.

   SunAmerica Series Trust

Various subadvisers provide investment advice for the SunAmerica Series Trust Portfolios. SunAmerica Series Trust ("SST") has investment portfolios in addition to those listed here which are not available for investment under the contract.

   American Funds Insurance Series

Capital Research and Management Company is the investment adviser for the American Funds Insurance Series ("AFS"). AFS offers investment portfolios in addition to those listed here which are not available for investment under the contract.

   Lord Abbett Series Fund, Inc.

Lord, Abbett & Co. manages over 40 mutual fund portfolios and other advisory accounts. Lord Abbett Series Fund, Inc. ("LASF") has investment portfolios in addition to those listed here which are not available for investment under the contract.

   Nations Separate Account Trust

Various subadvisers provide investment advice for the Nations Separate Account Trust Portfolios. Nations Separate Account Trust ("NSAT") has investment portfolios in addition to those listed here which are not available for investment under the contract.

   Van Kampen Life Investment Trust

Van Kampen Asset Management Inc. provides investment advice for the Van Kampen Life Investment Trust ("VKT") Portfolios. Van Kampen Life Investment Trust has investment portfolios in addition to those listed here which are not available for investment under the contract.

           STOCKS:
              Managed by AllianceBernstein
                . Small & Mid Cap Value Portfolio                SST
              Managed by Alliance Capital Management L.P.
                . Alliance Growth Portfolio                      SST
                . Global Equities Portfolio                      SST
                . Growth & Income Portfolio                      SST
              Managed by Capital Research and Management Company
                . Global Growth Fund                             AFS
                . Growth Fund                                    AFS
                . Growth-Income Fund                             AFS
              Managed by Davis Advisers
                . Davis Venture Value Portfolio                  SST
                . Real Estate Portfolio                          SST
              Managed by Federated Investment Counseling
                . Federated Value Portfolio                      SST
              Managed by Goldman Sachs Asset Management
                . Goldman Sachs Research Portfolio               SST
              Managed by Lord, Abbett & Co.
                . Growth and Income Portfolio                   LASF
              Managed by Marsico Capital Management, LLC
                . Nations Marsico Focused Equities Portfolio    NSAT
              Managed by Massachusetts Financial Services Company
                . MFS Growth & Income Portfolio                  SST
                . MFS Mid-Cap Growth Portfolio                   SST
              Managed by Putnam Investment Management Inc.
                . Emerging Markets Portfolio                     SST
                . International Growth & Income Portfolio        SST
                . Putnam Growth Portfolio                        SST
              Managed by SunAmerica Asset Management Corporation
                . Aggressive Growth Portfolio                    SST
                . Blue Chip Growth Portfolio                     SST
                . "Dogs" of Wall Street Portfolio                SST
                . Growth Opportunities Portfolio                 SST
              Managed by Templeton Investment Counsel, LLC
                . Foreign Value Portfolio                        SST
              Managed by Van Kampen/Van Kampen Asset Management,
                Inc.
                . International Diversified Equities
                  Portfolio                                      SST
                . Technology Portfolio                           SST
                . Van Kampen LIT Comstock Portfolio              VKT
                . Van Kampen LIT Emerging Growth Portfolio       VKT
                . Van Kampen LIT Growth and Income Portfolio     VKT

              Managed by Wellington Management Company LLP
                . Capital Appreciation Portfolio                 AST
                . Growth Portfolio                               AST
                . Natural Resources Portfolio                    AST

           BALANCED:
              Managed by Massachusetts Financial Services Company
                . MFS Total Return Portfolio                     SST
              Managed by SunAmerica Asset Management Corporation
                . SunAmerica Balanced Portfolio                  SST
              Managed by WM Advisors, Inc.
                . Asset Allocation Portfolio                     SST

           BONDS:
              Managed by Federated Investment Counseling
                . Corporate Bond Portfolio                       SST
              Managed by Goldman Sachs Asset Management Int'l.
                . Global Bond Portfolio                          SST
              Managed by MacKay Shields LLC
                . Nations High Yield Bond Portfolio             NSAT
              Managed by SunAmerica Asset Management Corporation
                . High-Yield Bond Portfolio                      SST
              Managed by Wellington Management Company LLP
                . Government & Quality Bond Portfolio            AST

           CASH:
              Managed by Banc of America Capital Management, LLC
                . Cash Management Portfolio                      SST

You should read the attached prospectuses for the Trusts carefully. These prospectuses contain detailed information about the Variable Portfolios, including each Variable Portfolio's investment objective and risk factors.

Fixed Account Options

The contract also offers up to three fixed account options. First SunAmerica will guarantee the interest rate earned on money you allocate to any of these fixed account options. We may offer a fixed account option for a period of three years, which We call a guarantee period. You also have the option of allocating your money to the 6-month DCA fixed account and/or the 1-year DCA fixed account (the "DCA fixed accounts") which are available in conjunction with the Dollar Cost Averaging Program. Please see the section on Dollar Cost Averaging on page 15 for additional information about, including limitations on, the availability and operation of the DCA fixed accounts. The DCA fixed accounts are only available for new Purchase Payments.

The interest rate for any guarantee period will never be less than an annual effective rate as specified in your contract. Once established the rates for specified payments do not change during the guarantee period. The guarantee period is that period for which We credit the applicable rate (three years).

There are three scenarios in which you may put money into the fixed account options other than the DCA fixed accounts options. In each scenario your money may be credited a different rate of interest as follows:

   . Initial Rate: Rate credited to amounts allocated to the fixed account when you purchase your contract.

   . Current Rate: Rate credited to subsequent amounts allocated to the fixed account.

   . Renewal Rate: Rate credited to money transferred from a fixed account or a Variable Portfolio into a fixed account and to money remaining in a fixed account after expiration of a guarantee period (The Renewal Rate does not apply to the DCA fixed account options).

Each of these rates may differ from one another. Once declared, the applicable rate is guaranteed until the corresponding guarantee period expires.

When a guarantee period ends, you may leave your money in the same fixed investment option (other than the DCA fixed account options.) You may also reallocate your money to the Variable Portfolios. If you want to reallocate your money to a Variable Portfolio, you must contact Us within 30 days after the end of the current interest guarantee period and instruct Us how to reallocate the money. We do not contact you. If We do not hear from you, your money will remain in the same fixed account option, where it will earn interest at the renewal rate then in effect for the fixed account option.

The DCA fixed accounts also credit a fixed rate of interest. Interest is credited to amounts allocated to the 6-month or 1-year DCA fixed account while your investment is systematically transferred to the Variable Portfolios. The rates applicable to the DCA fixed accounts may differ from each other and/or the other fixed account option but will never be less than an annual effective rate as specified in your contract. See Dollar Cost Averaging on page 15 for more information.

Market Value Adjustment ("MVA")
Note: Market Value Adjustments apply to the 3-year fixed account option only.

If you take money out of the 3-year fixed account option before the end of the guarantee period, We make a market value adjustment to your contract. We refer to the adjustment as a market value adjustment (the "MVA"). The MVA reflects any difference in the interest rate environment between the time you place your money in the fixed account option and the time when you withdraw or transfer that money. This adjustment can increase or decrease your contract value. You have 30 days after the end of each guarantee period to reallocate your funds without incurring any MVA.

We calculate the MVA by doing a comparison between current rate and the rate being credited to you in the fixed account option. For the current rate We use a rate being offered by Us for a guarantee period that is equal to the time remaining in the guarantee period from which you seek withdrawal. If We are not currently offering a guarantee period for that period of time, We determine an applicable rate by using a formula to arrive at a number between the interest rates currently offered for the closest periods available.

Generally, if interest rates drop between the time you put your money into the fixed account options and the time you take it out, We credit a positive adjustment to your contract. Conversely, if interest rates increase during the same period, We post a negative adjustment to your contract.

Where the MVA is negative, We first deduct the adjustment from any money remaining in the fixed account option. If there is not enough money in the fixed account option to meet the negative deduction, We deduct the remainder from your withdrawal. Where the MVA is positive, We add the adjustment to your withdrawal amount.

First SunAmerica does not assess an MVA against withdrawals under the following circumstances:

   . If a withdrawal is made within 30 days after the end of a guarantee period;

   . If a withdrawal is made to pay contract fees and charges;

   . To pay a death benefit; and

   . Upon annuitization, if occurring on the latest Annuity Date.

Appendix A shows how We calculate the MVA.

Transfers During the Accumulation Phase

During the Accumulation Phase you may transfer funds between the Variable Portfolios and/or the fixed account option. Funds already in your contract cannot be transferred into the DCA fixed accounts. You must transfer at least $100. If less than $100 will remain in any Variable Portfolio after a transfer, that amount must be transferred as well.

You may request transfers of your account value between the Variable Portfolios and/or the fixed account options in writing or by telephone subject to Our rules. Additionally, you may access your account and request transfers between Variable Portfolios and/or the fixed account options through SunAmerica's website (http://www.sunamerica.com). We currently allow 15 free transfers per contract per year. We charge $25 for each additional transfer in any contract year. Transfers resulting from your participation in the DCA program count against your 15 free transfers per contract year. However, transfers resulting from your participation in the automatic asset rebalancing program do not count against your 15 free transfers.

We accept transfer requests over the telephone or the internet unless you instruct Us otherwise. When receiving instructions over the telephone or the internet, We follow appropriate procedures to provide reasonable assurance that the transactions executed are genuine. Thus, We are not responsible for any claim, loss or expense from any error resulting from instructions received over the telephone. If We fail to follow Our procedures, We may be liable for any losses due to unauthorized or fraudulent instructions.

Any transfer request in excess of 15 transfers per contract year must be submitted in writing by U.S. mail. Transfer requests sent by same day mail, overnight mail or courier services will not be accepted. We will process any transfer request as of the day We receive it, if received before close of the New York Stock Exchange ("NYSE"), generally at 1:00 p.m. Pacific Time ("PT"). If the transfer request is received after the close of the NYSE, the request will be processed on the next business day.

Transfer requests required to be submitted by U.S. mail can only be cancelled in writing by U.S. mail. We will process a cancellation request only if it is received prior to or simultaneously with the original transfer request.

This product is not designed for professional "market timing" organizations or other organizations or individuals engaged in trading strategies that seek to benefit from short term price fluctuations or price irregularities by making programming transfers, frequent transfers or transfers that are large in relation to the total assets of the underlying portfolio in which the Variable Portfolios invest. These marketing timing strategies are disruptive to the underlying portfolios in which the Variable Portfolios invest and thereby potentially harmful to investors. If We determine, in Our sole discretion, that your transfer patterns among the Variable Portfolios reflect a market timing strategy, We reserve the right to take action to protect the other investors. Such action may include but would not be limited to restricting the mechanisms you can use to request transfers among the Variable Portfolios or imposing penalty fees on such trading activity and/or otherwise restricting transfer options in accordance with state and federal rules and regulations.

Regardless of the number of transfers you have made, We will monitor and may terminate your transfer privileges after We notify you of the restriction, if We determine that you are engaging in a pattern of transfers that reflects a market timing strategy or is potentially harmful to other policy owners. Some of the factors We will consider include:

  .  the dollar amount of the transfer;

  .  the total assets of the Variable Portfolio involved in the transfer;

  .  the number of transfers completed in the current calendar quarter; or

  . whether the transfer is part of a pattern of transfers to take advantage of short-term market fluctuations or market inefficiencies.
For information regarding transfers during the Income Phase, see INCOME OPTIONS on page 21.

We reserve the right to modify, suspend, waive or terminate these transfer provisions at any time.

Dollar Cost Averaging

The Dollar Cost Averaging ("DCA") program allows you to invest gradually in the Variable Portfolios. There is no fee to participate in this program. Under the program you systematically transfer a set dollar amount or percentage of portfolio value from one Variable Portfolio (source accounts) to any other Variable Portfolio that is not designated as a source account (target account). Transfers will be monthly and count against your 15 free transfers per contract year. The minimum transfer amount under the DCA program is $100, regardless of the source account. Fixed account options are not available as target accounts for the DCA program.

We also offer the 6-month and 1-year DCA fixed accounts exclusively to facilitate this program. The DCA fixed accounts only accept new Purchase Payments. You cannot transfer money already in your contract into these options. If you allocate a Purchase Payment into a DCA fixed account, We transfer all your money allocated to that account into the Variable Portfolios over the selected 6-month or 1-year period. You cannot change the option once selected.


We determine the amount of the transfers from the 6-month and 1-year DCA fixed accounts based on the total amount of money allocated to the account. For example, if you allocate $1,000 to the 1-year DCA fixed account, We completely transfer all of your money to the selected investment options over a period of ten months, so that each payment complies with the $100 per transfer minimum.

You may terminate your DCA program at any time. Upon termination of the DCA program, if money remains in the DCA fixed accounts, We transfer the remaining money to the same target account(s) as previously designated, unless We receive different instructions from you. Transfers resulting from a termination of this program do not count towards your 15 free transfers. Upon termination of the DCA program, if money remains in the DCA fixed accounts, We transfer the remaining money to the same target account(s) as previously designated, unless We receive different instructions from you. Transfers resulting from a termination of this program do not count towards your 15 free transfers.

The DCA program is designed to lessen the impact of market fluctuations on your investment. However, We cannot ensure that you will make a profit. When you elect the DCA program, you are continuously investing in securities regardless of fluctuating price levels. You should consider your tolerance for investing through periods of fluctuating price levels.

We reserve the right to modify, suspend or terminate this program at any time.

   Example:

   Assume that you want to gradually move $750 each month from the Cash Management Portfolio to the Aggressive Growth Portfolio over six months. You set up dollar cost averaging and purchase Accumulation Units at the following values:

                                Accumulation   Units
                          Month     Unit     Purchased
                          ----------------------------
                            1      $ 7.50       100
                            2      $ 5.00       150
                            3      $10.00       75
                            4      $ 7.50       100
                            5      $ 5.00       150
                            6      $ 7.50       100

   You paid an average price of only $6.67 per Accumulation Unit over six months, while the average market price actually was $7.08. By investing an equal amount of money each month, you automatically buy more Accumulation Units when the market price is low and fewer Accumulation Units when the market price is high. This example is for illustrative purposes only.

Asset Allocation Rebalancing Program

Earnings in your contract may cause the percentage of your investment in each investment option to differ from your original allocations. The Automatic Asset Rebalancing Program addresses this situation. There is no fee to participate in this program. At your election, We periodically rebalance your investments in the Variable Portfolios to return your allocations to their original percentages. Asset rebalancing typically involves shifting a portion of your money out of an investment option with a higher return into an investment option with a lower return.

At your request, rebalancing occurs on a quarterly, semiannual or annual basis. Transfers made as a result of rebalancing do not count against your 15 free transfers for the contract year.

We reserve the right to modify, suspend or terminate this program at any time.

   Example:

   Assume that you want your initial Purchase Payment split between two Variable Portfolios. You want 50% in the Corporate Bond Portfolio and 50% in the Growth Portfolio. Over the next calendar quarter, the bond market does very well while the stock market performs poorly. At the end of the calendar quarter, the Corporate Bond Portfolio now represents 60% of your holdings because it has increased in value and the Growth Portfolio represents 40% of your holdings. If you had chosen quarterly rebalancing, on the last day of that quarter, We would sell some of your units in the Corporate Bond Portfolio to bring its holdings back to 50% and use the money to buy more units in the Growth Portfolio to increase those holdings to 50%.

Principal Advantage Program

The Principal Advantage Program allows you to invest in one or more Variable Portfolios without putting your principal at direct risk. The program accomplishes this by allocating your investment strategically between the non-DCA fixed account option and Variable Portfolios. You decide how much you want to invest and approximately when you want a return of principal. We calculate how much of your Purchase Payment to allocate to the fixed account option to ensure that it grows to an amount equal to your total principal invested under this program. We invest the rest of your principal in the Variable

Portfolio(s) of your choice. There is no fee to participate in this program.

We reserve the right to modify, suspend or terminate this program at any time.

   Example:

   Assume that you want to allocate a portion of your initial Purchase Payment of $100,000 to the fixed account option. You want the amount allocated to the fixed account option to grow to $100,000 in 3 years. If the 3-year fixed account option is offering a 3% interest rate, We will allocate $91,514 to the 3-year fixed account option to ensure that this amount will grow to $100,000 at the end of the 3-year period. The remaining $8,486 may be allocated among the Variable Portfolios, as determined by you, to provide opportunity for greater growth.

Voting Rights

First SunAmerica is the legal owner of the Trusts' shares. However, when a Variable Portfolio solicits proxies in conjunction with a vote of shareholders, We must obtain your instructions on how to vote those shares. We vote all of the shares We own in proportion to your instructions. This includes any shares We own on Our own behalf. Should We determine that We are no longer required to comply with these rules, We will vote the shares in Our own right.

Substitution

We may amend your contract due to changes to the Variable Portfolios offered under your contract. For example, We may offer new Variable Portfolios, delete Variable Portfolios, or stop accepting allocations and/or investments in a particular Variable Portfolio. We may move assets and re-direct future premium allocations from one Variable Portfolio to another if We receive investor approval through a proxy vote or SEC approval for a fund substitution. This would occur if a Variable Portfolio is no longer an appropriate investment for the contract, for reasons such as continuing substandard performance, or for changes to the portfolio manager, investment objectives, risks and strategies, or federal or state laws. The new Variable Portfolio offered may have different fees and expenses. You will be notified of any upcoming proxies or substitutions that affect your Variable Portfolio choices.

================================================================================
                             ACCESS TO YOUR MONEY
================================================================================

You can access money in your contract in two ways:

  .  by making a partial or total withdrawal, and/or;

  . by receiving income payments during the Income Phase. See INCOME OPTIONS on page 21.

Generally, We deduct a withdrawal charge applicable to any total or partial withdrawal and a MVA if a partial withdrawal comes from the 3 year fixed account option. If you withdraw your entire contract value, We also deduct premium taxes and a contract maintenance fee. See EXPENSES on page 20.

We calculate charges due on a total withdrawal on the business day after We receive your request and other required paperwork. We return your contract value less any applicable fees and charges.

The withdrawal charge percentage is determined by the age of the Purchase Payment remaining in the contract at the time of the withdrawal. For the purpose of calculating the withdrawal charge, any prior Free Withdrawal is not subtracted from the total Purchase Payments still subject to withdrawal charges.

For example, you make an initial Purchase Payment of $100,000. For purposes of this example We will assume a 0% growth rate over the life of the contract and no subsequent Purchase Payments. In contract year 2, you take out your maximum free withdrawal of $10,000. After that free withdrawal your contract value is $90,000. In contract year 3 you request a full surrender of your contract. We will apply the following calculation,

A- (B x C) = D, where:

A = Your contract value at the time of your request for surrender ($90,000) B = The amount of your Purchase Payments still subject to withdrawal charge
    ($100,000)
C = The withdrawal charge percentage applicable to the age of each Purchase
    Payment (5%)[B x C = $5,000]
D = Your full surrender value ($85,000)

The minimum partial withdrawal amount is $1,000. We require that the value left in any Variable Portfolio or fixed account be at least $500 after the withdrawal. You must send a written withdrawal request. Unless you provide Us with different instructions, partial withdrawals will be made in equal amounts from each Variable Portfolio and the fixed investment option in which your contract is invested.

We may be required to suspend or postpone the payment of a withdrawal for any period of time when: (1) the NYSE is closed (other than a customary weekend and holiday closings); (2) trading with the NYSE is restricted; (3) an emergency exists such that disposal of or determination of the value of shares of the Portfolios is not reasonably practicable; (4) the SEC, by order, so permits for the protection of contract owners.

Additionally, We reserve the right to defer payments for a fixed withdrawal from a fixed investment option. Such deferrals are limited to no longer than six months.

Your contract provides for a free withdrawal amount each year. A free withdrawal amount is the portion of your account that We allow you to take out each year without being charged a surrender penalty. However, upon a future full surrender of your contract any previous free withdrawals would be subject to a surrender charge, if any is applicable at the time of the full surrender.

Purchase Payments, above and beyond the amount of your free withdrawal amount, that are withdrawn prior to the end of the third year will result in your paying a penalty in the form of a surrender charge. The amount of the charge and how it applies are discussed more fully above. See EXPENSES on page 20. You should consider, before purchasing this contract, the effect this charge will have on your investment if you need to withdraw more money than the free withdrawal amount. You should fully discuss this decision with your financial representative.

To determine your free withdrawal amount and your withdrawal charge, We refer to two special terms. These are penalty-free earnings and the total invested amount.

The penalty-free earnings portion of your contract is simply your account value less your total invested amount. The total invested amount is the total of all Purchase Payments you have made into the contract less portions of some prior withdrawals you made. The portions of prior withdrawals that reduce your total invested amount are as follows:

  . Free withdrawals in any year that were in excess of your penalty-free earnings and were based on the part of the total invested amount that was no longer subject to withdrawal charges at the time of the withdrawal, and

  . Any prior withdrawals (including withdrawal charges on those withdrawals) of the total invested amount on which you already paid a surrender penalty.

When you make a withdrawal, We assume that it is taken from penalty-free earnings first, then from the total invested amount on a first-in, first-out basis. This means that you can also access your Purchase Payments which are no longer subject to a withdrawal charge before those Purchase Payments which are still subject to the withdrawal charge.

During the first year after We issue your contract your free withdrawal amount is the greater of (1) your penalty-free earnings; and (2) if you are participating in the Systematic Withdrawal program, a total of 10% of your total invested amount.

After the first contract year, you can take out the greater of the following amounts each year (1) your penalty-free earnings and any portion of your total invested amount no longer subject to withdrawal charge or (2) 10% of the portion of your total invested amount that has been in your contract for at least one year.

Systematic Withdrawal Program

During the Accumulation Phase, you may elect to receive periodic income payments under the systematic withdrawal program. Under the program, you may choose to take monthly, quarterly, semi-annual or annual payments from your contract. Electronic transfer of these funds to your bank account is also available. The minimum amount of each withdrawal is $100. There must be at least $500 remaining in your contract at all times. Withdrawals may be taxable and a 10% federal penalty tax may apply if you are under age 59 1/2. There is no additional charge for participating in this program, although a withdrawal charge and/or MVA may apply.

The program is not available to everyone. Please check with Our Annuity Service Center, which can provide the necessary enrollment forms. We reserve the right to modify, suspend or terminate this program at any time.

Minimum Contract Value

Where permitted by state law, We may terminate your contract if both of the following occur: (1) your contract is less than $500 as a result of withdrawals; and (2) you have not made any Purchase Payments during the past three years. We will provide you with sixty days written notice. At the end of the notice period, We will distribute the contract's remaining value to you.

Qualified Contract Owners

Certain Qualified plans restrict and/or prohibit your ability to withdraw money from your contract. See TAXES on page 23 for a more detailed explanation. Additionally, withdrawals made prior to age 59 1/2 may result in a 10% IRS penalty.

================================================================================
                                DEATH BENEFITS
================================================================================

If you die during the Accumulation Phase of your contract, We pay a death benefit to your Beneficiary. At the time you purchase your contract, you must select a death benefit option. This contract provides two death benefit options. The first is the Standard Death Benefit which is automatically included in your contract for no additional fee. We also offer, for an additional fee, an enhanced death benefit option. Your death benefit election must be made at the time of contract application and the election cannot be terminated.

We do not pay the death benefit if you die after you switch to the Income Phase. However, if you die during the Income Phase, your Beneficiary receives any remaining guaranteed income payments in accordance with the income option you selected. See INCOME OPTIONS on page 21.

You name your Beneficiary. You may change the Beneficiary at any time, unless you previously made an irrevocable Beneficiary designation.

We calculate and pay the death benefit when We receive all required paperwork and satisfactory proof of death. We consider the following satisfactory proof of death:

    1. a certified copy of the death certificate; or

    2. a certified copy of a decree of a court of competent jurisdiction as to the finding of death; or

    3. a written statement by a medical doctor who attended the deceased at the time of death; or

    4. any other proof satisfactory to Us.

We may require additional proof before We pay the death benefit.

The death benefit must be paid within 5 years of the date of death unless the Beneficiary elects to have it payable in the form of an income option. If the Beneficiary elects an income option, it must be paid over the Beneficiary's lifetime or for a period not extending beyond the Beneficiary's life expectancy. Payments must begin within one year of your death.

If the Beneficiary is the spouse of a deceased owner, he or she can elect to continue the Contract. See Spousal Continuation on page 19.

If a Beneficiary does not elect a specific form of pay out within 60 days of Our receipt of all required paperwork and satisfactory proof of death, We pay a lump sum death benefit to the Beneficiary.

The term "Net Purchase Payment" is used frequently in explaining the death benefit options. Net Purchase Payment is an on-going calculation. It does not represent a contract value.

We define Net Purchase Payments as Purchase Payments less an Adjustment for each withdrawal. If you have not taken any withdrawals from your contract, Net Purchase Payments equals total Purchase Payments into your contract. To calculate the Adjustment amount for the first withdrawal made under the contract, We determine the percentage by which the withdrawal reduced contract value. For example, a $10,000 withdrawal from a $100,000 contract is a 10% reduction in value. This percentage is calculated by dividing the amount of each withdrawal (including fees and charges applicable to the withdrawal) by the contract value immediately before taking that withdrawal. The resulting percentage is then multiplied by the amount of total Purchase Payments and subtracted from the amount of total Purchase Payments on deposit at the time of the withdrawal. The resulting amount is the initial Net Purchase Payment calculation.

To arrive at the Net Purchase Payment calculation for subsequent withdrawals, We determine the percentage by which the contract value is reduced by taking the amount of the withdrawal in relation to the contract value immediately before taking the withdrawal. We then multiply the Net Purchase Payment calculation as determined prior to the withdrawal by this percentage. We subtract that result from the Net Purchase Payment calculation as determined prior to the withdrawal to arrive at all subsequent Net Purchase Payment calculations.

Standard Death Benefit

The standard death benefit on your contract is the greater of:

    1. Net Purchase Payments; or

    2. the contract value on the date We receive all required paperwork and satisfactory proof of death.

Optional Enhanced Death Benefit

For an additional fee, you may elect the Maximum Anniversary Value death benefit, which can provide greater protection for your beneficiaries if you die prior to age 90. You must choose this benefit at the time you purchase your contract and you cannot terminate your election at any time. The fee for the enhanced death benefit is 0.20% of the average daily ending value of the assets you have allocated to the Variable Portfolios.This fee is no longer deducted upon the owner's 90th birthday. The enhanced death benefit option not available if you are age 81 or older at the time of contract issue.

Maximum Anniversary Value Option

The death benefit is the greatest of:

    1. the contract value on the date We receive all required paperwork and satisfactory proof of death; or

    2. Net Purchase Payments; or

    3. the maximum anniversary value on any contract anniversary prior to your 81st birthday. The anniversary value equals the contract value on a contract anniversary plus any Purchase Payments since that anniversary; and reduced for any withdrawals since that contract anniversary in the same proportion that the withdrawal reduced the contract value on the date of the withdrawal.

If you or your continuing spouse live to be age 90 or older at the time of death and selected the Maximum Anniversary death benefit, the death benefit will be equal to the contract value at the time We receive all required paperwork and satisfactory proof of death.

Spousal Continuation

If you are the original owner of the contract and the Beneficiary is your spouse, your Spouse may elect to continue the contract after your death. The spouse becomes the new owner ("Continuing Spouse"). The contract and its elected features, if any, remain the same. Generally, the Continuing Spouse cannot change any contract provisions as the new owner. The Continuing Spouse is subject to the same fees, charges and expenses applicable to the original owner of the contract. The Continuing Spouse can only elect to continue the contract upon the death of the original owner of the contract.

Upon continuation of the contract, We will contribute to the contract value an amount by which the death benefit that would have been paid to the beneficiary upon the death of the original owner exceeds the contract value ("Continuation Contribution"), if any. We calculate the Continuation Contribution as of the date of the original owner's death. We will add the Continuation Contribution as of the date We receive both the Continuing Spouse's written request to continue the contract and proof of death of the original owner in a form satisfactory to Us ("Continuation Date"). The age of the Continuing Spouse on the Continuation Date and on the date of the Continuing Spouse's death will be used in determining any future death benefits under the Contract. The Continuation Contribution is not considered a Purchase Payment for any other calculation except as noted in Appendix B. To the extent the Continuing Spouse invests in the Variable Portfolios or MVA fixed accounts, they will be subject to investment risk as was the original owner.

Generally, the Continuing Spouse cannot change any contract provisions as the new owner. However, on the Continuation Date, the Continuing Spouse may terminate the original owner's election of the enhanced death benefit and the available death benefit will be the Standard Death Benefit. If the Continuing Spouse is age 81 or older on the Continuation Date, and if a Continuation Contribution is added to the contract value, the only available death benefit will be the Standard Death Benefit. If the Maximum Anniversary Value optional death benefit was selected and the Continuing Spouse lives to age 90 or older, the death benefit will be the contract value. The fee for the optional Maximum Anniversary Value death benefit will no longer be deducted after the Continuing Spouse's 90th birthday.

The determination of any future death benefits under the Contract will generally be made using the age of the Continuing Spouse on the Continuation Date, if any Continuation Contribution has been made, and the date of the Continuing Spouse's death. If no Continuation Contribution has been made to the contract on the Continuation Date, the age of the spouse on the date of the original contract issue will be used to determine any age-driven benefits.

See Appendix B for a discussion of the death benefit calculations after a Spousal Continuation.

================================================================================
                                   EXPENSES
================================================================================

There are charges and expenses associated with your contract. These charges and expenses reduce your investment return. We will not increase the contract maintenance fee or the insurance and withdrawal charges under your contract. However, the investment charges under your contract may increase or decrease.

Separate Account

The Company deducts a Separate Account charge in the amount of 1.52%, annually of the value of your contract invested in the Variable Portfolios. We deduct the charge daily. This charge compensates the Company for the mortality and expense risk and the costs of contract distribution assumed by the Company.

Generally, the mortality risks assumed by the Company arise from its contractual obligations to make income payments after the Annuity Date and to provide a death benefit. The expense risk assumed by the Company is that the costs of administering the contracts and the Separate Account will exceed the amount received from the administrative fees and charges assessed under the contract.

If these charges do not cover all of Our expenses, We will pay the difference. Likewise, if these charges exceed Our expenses, We will keep the difference. The Separate Account Charge is expected to result in a profit. Profit may be used for any legitimate cost/expense including distribution, depending upon market conditions.

   Other Revenue

   We may receive compensation of up to 0.40% from the investment advisers of certain of the Underlying Funds for services related to the availability of those Underlying Funds in the Contract.

Withdrawal Charges

The contract provides a free withdrawal amount every year. See ACCESS TO YOUR MONEY on page 17. If you take money out in excess of the free withdrawal amount, you may incur a withdrawal charge. You may also incur a withdrawal charge upon a full surrender.

We apply a withdrawal charge against each Purchase Payment you put into the contract. After a Purchase

Payment has been in the contract for 3 complete years, no withdrawal charge applies. The withdrawal charge equals a percentage of the Purchase Payment you take out of the contract. The withdrawal charge percentage declines each year a Purchase Payment is in the contract, as follows:

                       Year              1   2   3   4+
                       ---------------------------------
                       Withdrawal Charge 7%  6%  5%  0%
                       ---------------------------------

When calculating the withdrawal charge, We treat withdrawals as coming first from the Purchase Payments that have been in your contract the longest. However, for tax purposes, your withdrawals are considered earnings first, then Purchase Payments. See ACCESS TO YOUR MONEY on page 17.

Whenever possible, We deduct the withdrawal charge from the money remaining in your contract. If you withdraw all of your contract value, We deduct any applicable withdrawal charges from the amount withdrawn.

We will not assess a withdrawal charge for money withdrawn to pay a death benefit or to pay contract fees or charges. We will not assess a withdrawal charge when you switch to the Income Phase. See INCOME OPTIONS below.

Withdrawals made prior to age 59 1/2 may result in tax penalties. See TAXES on page 25.

Investment Charges

  Investment Management Fees

Charges are deducted from your Variable Portfolios for the advisory and other expenses of the Variable Portfolios. The FEE TABLES located at page 5 illustrate these charges and expenses. For more detailed information on these investment charges, refer to the prospectuses for the Trusts, enclosed or attached.

  Service Fees

Shares of certain Trusts may be subject to fees imposed under a servicing plan adopted by that Trust pursuant to Rule 12(b)(1) of the Investment Company Act of 1940. This service fee , as shown in the Fee Tables, is also known as a 12(b)(1) fee. Generally, this fee may be paid to financial intermediaries for services provided over the life of the contract. See FEE TABLES on page 5.

Contract Maintenance Fee

During the Accumulation Phase, We subtract a contract maintenance fee from your account once per year. This charge compensates Us for the cost of contract administration. We deduct the $30 contract maintenance fee from your account value on your contract anniversary. If you withdraw your entire contract value, We deduct the fee from that withdrawal.

If your contract value is $50,000 or more on your contract anniversary date, We will waive the charge. This waiver is subject to change without notice.

Transfer Fee

We currently permit 15 free transfers between investment options each contract year. We charge you $25 for each additional transfer that contract year. See INVESTMENT OPTIONS on page 12.

Optional Enhanced Death Benefit Fee

Please see page 18-19 for more information on the Maximum Anniversary Value enhanced death benefit.

Income Taxes

We do not currently deduct income taxes from your contract. We reserve the right to do so in the future.

Reduction or Elimination of Charges and Expenses, and Additional Amounts
Credited

Sometimes sales of the contracts to groups of similarly situated individuals may lower Our administrative and/or sales expenses. We reserve the right to reduce or waive certain charges and expenses when this type of sale occurs. In addition, We may also credit additional interest to policies sold to such groups. We determine which groups are eligible for such treatment. Some of the criteria We evaluate to make a determination are: size of the group; amount of expected Purchase Payments; relationship existing between Us and prospective purchaser; nature of the purchase; length of time a group of contracts is expected to remain active; purpose of the purchase and whether that purpose increases the likelihood that Our expenses will be reduced; and/or any other factors that We believe indicate that administrative and/or sales expenses may be reduced.

First SunAmerica may make such a determination regarding sales to its employees, its affiliates' employees and employees of currently contracted broker-dealers; its registered representatives and immediate family members of all of those described.

We reserve the right to change or modify any such determination or the treatment applied to a particular group, at any time.

================================================================================
                                INCOME OPTIONS
================================================================================

Annuity Date

During the Income Phase, We use the money accumulated in your contract to make regular income payments to you. You may switch to the Income Phase any time after your second contract anniversary. You select the month and year you want income payments to begin. The first day of that month is the Annuity Date. You may change your Annuity Date, so long as you do so at least seven days before the income payments are scheduled to begin. Once you begin receiving income payments, you cannot change your income option. Except as indicated under Option 5 below, once you begin receiving income payments, you cannot otherwise access your money through a withdrawal or surrender.

Income payments must begin on or before your 90th birthday or on your tenth contract anniversary, whichever occurs later. If you do not choose an Annuity Date, your income payments will automatically begin on this date.

If the Annuity Date is past your 85th birthday, your contract could lose its status as an annuity under Federal tax laws. This may cause you to incur adverse tax consequences.

In addition, most Qualified contracts require you to take minimum distributions after you reach age 70 1/2. See TAXES on page 25.

Income Options

Currently, this Contract offers five income options. Other income options may be available. Contact the Annuity Service Center for more information. If you elect to receive income payments but do not select an option, your income payments will be made in accordance with option 4 for a period of 10 years. For income payments based on joint lives, We pay according to Option 3 for a period of 10 years.

We base Our calculation of income payments on the life of the Annuitant and annuity factors set forth in your contract. As the contract owner, you may change the Annuitant at any time prior to the Annuity Date. You must notify Us if the Annuitant dies before the Annuity Date and designate a new Annuitant.

    Option 1 - Life Income Annuity

This option provides income payments for the life of the Annuitant. Income payments stop when the Annuitant dies.

    Option 2 - Joint and Survivor Life Annuity

This option provides income payments for the life of the Annuitant and for the life of another designated person. Upon the death of either person, We will continue to make income payments during the lifetime of the survivor. Income payments stop when the survivor dies.

    Option 3 - Joint and Survivor Life Annuity with 10 or 20 Years Guaranteed

This option is similar to Option 2 above, with an additional guarantee of payments for at least 10 years. If the Annuitant and the survivor die before all of the guaranteed income payments have been made, the remaining payments are made to the Beneficiary under your contract.

    Option 4 - Life Annuity with 10 or 20 Years Guaranteed

This option is similar to Option 1 above. In addition, this option provides a guarantee that income payments will be made for at least 10 or 20 years. You select the number of years. If the Annuitant dies before all guaranteed income payments are made, the remaining income payments go to the Beneficiary under your contract.

    Option 5 - Income for a Specified Period

This option provides income payments for a guaranteed period ranging from 5 to 30 years. If the Annuitant dies before all the guaranteed income payments are made, the remaining income payments are made to the Beneficiary under your contract. Additionally, if variable income payments are elected under this option, you (or the Beneficiary under the contract if the Annuitant dies prior to all guaranteed income payments being made) may redeem any remaining guaranteed variable income payments after the Annuity Date. The amount available upon such redemption would be the discounted present value of any remaining guaranteed variable income payments. If provided for in your contract, any applicable withdrawal charge will be deducted from the discounted value as if you fully surrendered your contract.

The value of an Annuity Unit, regardless of the option chosen, takes into account the mortality and expense risk charge. Since Option 5 does not contain an element of mortality risk, no benefit is derived from this charge.

Please read the SAI for a more detailed discussion of the income options.

Fixed or Variable Income Payments

You can choose income payments that are fixed, variable or both. Unless otherwise elected, if at the date when income payments begin you are invested in the Variable Portfolios only, your income payments will be variable, and if your money is only in fixed accounts at that time, your income payments will be fixed in amount. Further, if you are invested in both fixed and variable investment options when income payments begin, your payments will be fixed and variable, unless otherwise elected. If income payments are fixed, First SunAmerica guarantees the amount of each payment. If the income payments are variable the amount is not guaranteed.

Income Payments

We make income payments on a monthly, quarterly, semiannual or annual basis. You instruct Us to send you a check or to have the payments directly deposited into your bank account. If state law allows, We distribute annuities with a contract value of $5,000 or less in a lump sum. Also, if the selected income option results in income payments of less than $50 per payment, We may decrease the frequency of payments, state law allowing.

If you are invested in the Variable Portfolios after the Annuity date, your income payments vary depending on four things:

  .  for life options, your age when payments begin; and

  .  the value of your contract in the Variable Portfolios on the Annuity Date;
     and

  . the 3.5% assumed investment rate used in the annuity table for the contract; and

  . the performance of the Variable Portfolios in which you are invested during the time you receive income payments.

If you are invested in both the fixed account options and the Variable Portfolios after the Annuity Date, the allocation of funds between the fixed and variable options also impacts the amount of your annuity payments.

Transfers During the Income Phase

During the Income Phase, one transfer per month is permitted between the Variable Portfolios. No other transfers are allowed during the Income Phase.

Deferment of Payments

We may defer making fixed payments for up to six months, or less if required by law. Interest is credited to you during the deferral period.

================================================================================
                                     TAXES
================================================================================

Note: We prepared the following information on taxes as a general discussion of the subject. This information addresses general federal taxation matters, and generally does not address state taxation issues or questions. It is not tax advice. We caution you to seek competent tax advice about your own circumstances. We do not guarantee the tax status of your annuity. Tax laws constantly change, therefore, We cannot guarantee that the information contained herein is complete and/or accurate.

Annuity Contracts in General

The Internal Revenue Code ("IRC") provides for special rules regarding the tax treatment of annuity contracts Generally, taxes on the earnings in your annuity contract are deferred until you take the money out. Qualified retirement investments that satisfy specific tax and ERISA requirements automatically provide tax deferral regardless of whether the underlying contract is an annuity, a trust, or a custodial account. Different rules apply depending on how you take the money out and whether your contract is Qualified or Non-Qualified.

If you do not purchase your contract under a pension plan, a specially sponsored employer program or an individual retirement account, your contract is referred to as a Non-Qualified contract. A Non-Qualified contract receives different tax treatment than a Qualified contract. In general, your cost basis in a Non-Qualified contract is equal to the Purchase Payments you put into the contract. You have already been taxed on the cost basis in your contract.

If you purchase your contract under a pension plan, a specially sponsored employer program or as an individual retirement account, your contract is referred to as a Qualified contract. Examples of qualified plans are:
Individual Retirement Accounts ("IRAs"), Roth IRAs, Tax-Sheltered Annuities (referred to as 403(b) contracts), plans of self-employed individuals (often referred to as H.R. 10 Plans or Keogh Plans) and pension and profit sharing plans, including 401(k) plans. Typically you have not paid any tax on the Purchase Payments used to buy your contract and therefore, you have no cost basis in your contract. However, you normally will have cost basis in a Roth IRA, and you may have cost basis in a traditional IRA or in another Qualified Contract.

Tax Treatment of Distributions--Non-Qualified Contracts

If you make a partial or total withdrawal from a Non-Qualified contract, the IRC treats such a withdrawal as first coming from the earnings and then as coming from your Purchase Payments. Purchase Payments made prior to August 14, 1982, however, are an important exception to this general rule, and for tax purposes are treated as being distributed before the earnings on those contributions. If you annuitize your contract, a portion of each income payment will be considered, for tax purposes, to be a return of a portion of your Purchase Payment(s). Any portion of each income payment that is considered a return of your Purchase Payment will not be taxed. Withdrawn earnings are treated as income to you and are taxable. The IRC provides for a 10% penalty tax on any earnings that are withdrawn other than in conjunction with the following circumstances: (1) after reaching age 59 1/2; (2) when paid to your Beneficiary after you die;

(3) after you become disabled (as defined in the IRC); (4) when paid in a series of substantially equal installments made for your life or for the joint lives of you and you Beneficiary; (5) under an immediate annuity; or (6) which are attributable to Purchase Payments made prior to August 14, 1982.

Tax Treatment of Distributions--Qualified Contracts

Generally, you have not paid any taxes on the Purchase Payments used to buy a Qualified contract. As a result, with certain limited exceptions, any amount of money you take out as a withdrawal or as income payments is taxable income. The IRC further provides for a 10% penalty tax on any taxable withdrawal or income payment paid to you other than in conjunction with the following circumstances:
(1) after reaching age 59 1/2; (2) when paid to your Beneficiary after you die;
(3) after you become disabled (as defined in the IRC); (4) in a series of substantially equal installments, made for your life or for the joint lives of you and your Beneficiary, that begins after separation from service with the employer sponsoring the plan; (5) to the extent such withdrawals do not exceed limitations set by the IRC for deductible amounts paid during the taxable year for medical care; (6) to fund higher education expenses (as defined in IRC; only from an IRA); (7) to fund certain first-time home purchase expenses (only from an IRA); and, except in the case of an IRA; (8) when you separate from service after attaining age 55; (9) when paid for health insurance if you are unemployed and meet certain requirements; and (10) when paid to an alternate payee pursuant to a qualified domestic relations order.

The IRC limits the withdrawal of an employee's voluntary Purchase Payments to a Tax-Sheltered Annuity (TSA). Withdrawals can only be made when an owner: (1) reaches age 59 1/2; (2) severs employment with the employer; (3) dies; (4) becomes disabled (as defined in the IRC); or (5) experiences a hardship (as defined in the IRC). In the case of hardship, the owner can only withdraw Purchase Payments. Additional plan limitations may also apply. Amounts held in a TSA annuity contract as of December 31, 1988 are not subject to these restrictions. Qualifying transfers of amounts from one TSA contract to another TSA contract under section 403(b) or to a custodial account under section 403(b)(7), and qualifying transfers to a state defined benefit plan to purchase service credits, are not considered distributions, and thus are not subject to these withdrawal limitations. If amounts are transferred from a custodial account described in Code section 403(b)(7) to this contract the transferred amount will retain the custodial account withdrawal restrictions.

Withdrawals from other Qualified Contracts are often limited by the IRC and by the employer's plan.

Minimum Distributions

Generally, the IRS requires that you begin taking annual distributions from qualified annuity contracts by April 1 of the calendar year following the later of (1) the calendar year in which you attain age 70 1/2 or (2) the calendar year in which you retire. If you own a traditional (non-Roth) IRA, you must begin taking distributions when you attain age 70 1/2 regardless of when you retire. If you own more than one TSA, you may be permitted to take your annual distributions in any combination from your TSAs. A similar rule applies if you own more than one IRA. However, you cannot satisfy this distribution requirement for your TSA contract by taking a distribution from an IRA, and you cannot satisfy the requirement for your IRA by taking a distribution from a TSA.

You may be subject to a surrender charge on withdrawals taken to meet minimum distribution requirements, if the withdrawals exceed the contract's maximum penalty free amount.

Failure to satisfy the minimum distribution requirements may result in a tax penalty. You should consult your tax advisor for more information.

You may elect to have the required minimum distribution amount on your contract calculated and withdrawn each year under the automatic withdrawal option. You may select either monthly, quarterly, semiannual or annual withdrawals for this purpose. This service is provided as a courtesy and We do not guarantee the accuracy of Our calculations. Accordingly, We recommend you consult your tax advisor concerning your required minimum distribution. You may terminate your election for automated minimum distribution at any time by sending a written request to Our Annuity Service Center. We reserve the right to change or discontinue this service at any time.

Tax Treatment of Death Benefits

Any death benefits paid under the contract are taxable to the Beneficiary. The rules governing the taxation of payments from an annuity contract, as discussed above, generally apply whether the death benefits are paid as lump sum or annuity payments. Estate taxes may also apply.

Certain enhanced death benefits may be purchased under your contract. Although these types of benefits are used as investment protection and should not give rise to any adverse tax effects, the IRS could take the position that some or all of the charges for these death benefits should be treated as a partial withdrawal from the contract. In such case, the amount of the partial withdrawal may be includible in taxable income and subject to the 10% penalty if the owner is under 59 1/2.

If you own a Qualified contract and purchase these enhanced death benefits, the IRS may consider these benefits "incidental death benefits." The IRC imposes limits on the amount of the incidental death benefits allowable for Qualified contracts. If the death benefit(s) selected by you are considered to exceed these limits, the benefit(s) could result in taxable income to the owner of the Qualified contract. Furthermore, the IRC provides that the assets of an IRA (including a Roth IRA) may not be invested in life insurance, but may provide, in the case of death during the Accumulation Phase, for a death benefit payment equal to the greater of Purchase Payments or Contract Value. This Contract offers death benefits, which may exceed the greater of Purchase Payments or Contract Value. If the IRS determines that these benefits are providing life insurance, the contract may not qualify as an IRA (including Roth IRAs). You should consult your tax advisor regarding these features and benefits prior to purchasing a contract.

Contracts Owned by a Trust or Corporation

A Trust or Corporation ("Non-Natural Owner") that is considering purchasing this contract should consult a tax advisor. Generally, the IRC does not treat a Non-Qualified contract owned by a non-natural owner as an annuity contract for Federal income tax purposes. The non-natural owner pays tax currently on the contract's value in excess of the owner's cost basis. However, this treatment is not applied to a Contract held by a trust or other entity as an agent for a natural person nor to Contracts held by Qualified Plans. See the SAI for a more detailed discussion of the potential adverse tax consequences associated with non-natural ownership of a non-qualified annuity contract.

Gifts, Pledges and/or Assignments of a Non-Qualified Contract

If you transfer ownership of your Non-Qualified contract to a person other than your spouse (or former spouse incident to divorce) as a gift you will pay federal income tax on the contract's cash value to the extent it exceeds your cost basis. The recipient's cost basis will be increased by the amount on which you will pay federal taxes. Also, the IRC treats any assignment or pledge (or agreement to assign or pledge) of any portion of a Non-Qualified contract as a withdrawal. See the SAI for a more detailed discussion regarding potential tax consequences of gifting, assigning or pledging a non-qualified contract.

Diversification and Investor Control

The IRC imposes certain diversification requirements on the underlying investments for a variable annuity. We believe that the underlying Variable Portfolios' management monitors the Variable Portfolios so as to comply with these requirements. To be treated as a variable annuity for tax purposes, the underlying investments must meet these requirements.

The diversification regulations do not provide guidance as to the circumstances under which you, and not First SunAmerica, would be considered the owner of the shares of the Variable Portfolios under your Nonqualified Contract, because of the degree of control you exercise over the underlying investments. This diversification requirement is sometimes referred to as "investor control." It is unknown to what extent owners are permitted to select investments, to make transfers among Variable Portfolios or the number and type of Variable Portfolios owners may select from. If any guidance is provided which is considered a new position, then the guidance would generally be applied prospectively. However, if such guidance is considered not to be a new position, it may be applied retroactively. This would mean you, as the owner of the Nonqualified Contract, could be treated as the owner of the underlying Variable Portfolios. Due to the uncertainty in this area, We reserve the right to modify the contract in an attempt to maintain favorable tax treatment.

These investor control limitations generally do not apply to Qualified Contracts, which are referred to as "Pension Plan Contracts" for purposes of this rule, although the limitations could be applied to Qualified Contracts in the future.

================================================================================
                                  PERFORMANCE
================================================================================

We advertise the Cash Management Portfolio's yield and effective yield. In addition, the other Variable Portfolios advertise total return, gross yield and yield-to-maturity. These figures represent past performance of the Variable Portfolios. These performance numbers do not indicate future results.

When We advertise hypothetical performance for periods prior to the date the Variable Portfolios were first added to the Separate Account, We derive the figures from the performance of the Underlying Funds. We modify these numbers to reflect charges and expenses as if the contract was in existence during the period stated in the advertisement. Figures calculated in this manner do not represent actual historic performance of a particular Variable Portfolio.

Consult the SAI for more detailed information regarding the calculation of performance data. The performance of each Variable Portfolio may also be measured against unmanaged market indices. The indices We use include but are not limited to the Dow Jones Industrial Average, the Standard & Poor's 500, the Russell 1000 Growth Index, the Morgan Stanley Capital International Europe, Australasia and Far East Index ("EAFE") and the Morgan Stanley Capital International World Index. We may compare the Variable Portfolios' performance to that of other variable annuities with similar objectives and policies as reported by independent ranking agencies such as Morningstar, Inc., Lipper Analytical Services, Inc. or Variable Annuity Research & Data Service ("VARDS").

First SunAmerica may also advertise the rating and other information assigned to it by independent industry ratings organizations. Some of those organizations are A.M. Best Company ("A.M. Best"), Moody's Investor's Service ("Moody's"), Standard & Poor's Insurance Rating Services ("S&P"), and Fitch Ratings ("Fitch's"). A.M. Best's and Moody's ratings reflect their current opinion of Our financial strength and performance in comparison to others in the life and health insurance industry. S&P's and Fitch's ratings measure the ability of an insurance company to meet its obligations under insurance policies it issues. These two ratings do not measure the insurer's ability to meet non-policy obligations. Ratings in general do not relate to the performance of the Variable Portfolios.

================================================================================
                               OTHER INFORMATION
================================================================================

First SunAmerica

First SunAmerica is a stock life insurance company organized under the laws of the state of New York on December 5, 1978.

First SunAmerica and its affiliates, SunAmerica Life Insurance Company, AIG SunAmerica Life Assurance Company, SunAmerica Asset Management Corp., and the AIG Advisors Group, Inc. (comprising seven broker-dealers and two investment advisers), specialize in retirement savings and investment products and services. Business focuses include fixed and variable annuities, mutual funds and broker-dealer services.

The Separate Account

First SunAmerica established the FS Variable Separate Account ("separate account"), under New York law on September 9, 1994. The separate account is registered with the SEC as a unit investment trust under the Investment Company Act of 1940, as amended.

First SunAmerica owns the assets in the separate account. However, the assets in the separate account are not chargeable with liabilities arising out of any other business conducted by First SunAmerica. Income gains and losses (realized and unrealized) resulting from assets in the separate account are credited to or charged against the separate account without regard to other income gains or losses of First SunAmerica. Assets in the separate account are not guaranteed by First SunAmerica.

The General Account

Money allocated to the fixed account options goes into First SunAmerica's general account. The general account consists of all of First SunAmerica's assets other than assets attributable to a separate account. All of the assets in the general account are chargeable with the claims of any First SunAmerica contract holders as well as all of its creditors. The general account funds are invested as permitted under state insurance laws.

Distribution of the Contract

Registered representatives of broker-dealers sell the contract. We pay commissions to these representatives for the sale of the contracts, of up to 4.50% of your Purchase Payments. We may also pay an annual trail commission of up to 1.00%, payable quarterly. We do not deduct commissions paid to registered representatives directly from your Purchase Payments.

From time to time, We may pay or allow additional promotional incentives in the form of cash or other compensation. We reserve the right to offer these additional incentives only to certain broker-dealers that sell or are expected to sell, certain minimum amounts of the contract, or other contracts offered by Us. Promotional incentives may change at any time.

SunAmerica Capital Services, Inc., 733 Third Avenue, 4th Floor, New York, New York 10017 distributes the contracts. SunAmerica Capital Services, an affiliate of First SunAmerica, is registered as a broker-dealer under the Exchange Act of 1934 and is a member of the National Association of Securities Dealers, Inc. No underwriting fees are paid in connection with the distribution of the contracts.

Administration

We are responsible for the administrative servicing of your contract. Please contact Our Annuity Service Center at 1-800-99NY-SUN, if you have any comment, question or service request.

We send out transaction confirmations and quarterly statements. During the accumulation phase, you will receive confirmation of transactions within your contract. Transactions made pursuant to contractual or systematic agreements, such as deduction of the annual maintenance fee and dollar cost averaging, may be confirmed quarterly. Purchase Payments received through the automatic payment plan or a salary reduction arrangement, may also be confirmed quarterly. For all other transactions, We send confirmations immediately. It is your responsibility to review these documents carefully and notify Us of any inaccuracies immediately. We investigate all inquiries. To the extent that We believe We made an error, We retroactively adjust your contract, provided you notify Us within 30 days of receiving the transaction confirmation or quarterly statement. Any other adjustments We deem warranted are made as of the time We receive notice of the error.

Legal Proceedings

There are no pending legal proceedings affecting the Separate Account. First SunAmerica and its subsidiaries engage in various kinds of routine litigation. In management's opinion these matters are not of material importance to the Company's total assets, nor are they material with respect to the Separate Account.

Ownership

The Polaris Choice Variable Annuity is a Flexible Payment Individual Deferred Annuity contract.

Independent Accountants

[To be filed by amendment]

Registration Statement

A registration statement has been filed with the SEC under the Securities Act of 1933 relating to the contract. This prospectus does not contain all the information in the registration statement as permitted by SEC regulations. The omitted information can be obtained from the SEC's principal office in Washington, D.C., upon payment of a prescribed fee.

================================================================================
                             TABLE OF CONTENTS OF
                      STATEMENT OF ADDITIONAL INFORMATION
================================================================================

Additional information concerning the operations of the separate account is contained in a Statement of Additional Information ("SAI"), which is available without charge upon written request addressed to Us at Our Annuity Service Center, P.O. Box 54299, Los Angeles, California 90054-0299 or by calling (800) 99NY-SUN. The contents of the SAI are tabulated below.


                    Separate Account...................  3

                    General Account....................  3

                    Performance Data...................  4

                    Income Payments.................... 11

                    Annuity Unit Values................ 11

                    Taxes.............................. 14

                    Distribution of Contracts.......... 18

                    Financial Statements............... 18

================================================================================
                 APPENDIX A - MARKET VALUE ADJUSTMENT ("MVA")
================================================================================

The MVA reflects the impact that changing interest rates have on the value of money invested at a fixed interest rate. The longer the period of time remaining in the term you initially agreed to leave your money in the fixed account option, the greater the impact of changing interest rates. The impact of the MVA can be either positive or negative, and is computed by multiplying the amount withdrawn, transferred or switched to the Income Phase by the following factor:

                        [(1+I/(1+J+0.0025)]/(N/12)/ - 1

where:

     I is the interest rate you are earning on the money invested in the fixed account option;

     J is the interest rate then currently available for the period of time equal to the number of years remaining in the term you initially agreed to leave your money in the fixed account option; and

     N is the number of full months remaining in the term you initially agreed to leave your money in the fixed account option.

Examples of the MVA

The examples below assume the following:

   (1) You made an initial Purchase Payment of $10,000 and allocated it to the 3-year fixed account option at a rate of 5%;

   (2) You make a partial withdrawal of $4,000 when 1 1/2 years (18 months) remain in the 3-year term you initially agreed to leave your money in the fixed account option (N=18); and

   (3) You have not made any other transfers, additional Purchase Payments, or withdrawals.

A withdrawal charge of 6% is reflected because your Purchase Payment has been in the contract for less than three full years. If a withdrawal charge applies, it is deducted before the MVA. The MVA is assessed on the amount withdrawn less any withdrawal charges.

Positive Adjustment

Assume that on the date of withdrawal, the interest rate in effect for a new Purchase Payments in the 1-year fixed account option is 3.5% and the 3-year fixed account option is 4.5%. By linear interpolation, the interest rate for the remaining 2 years (1 1/2 years rounded up to the next full year) in the contract is calculated to be 4%.

The MVA factor is = [(1+I/(1+J+0.0025)]/(N/12)/ - 1
                  = [(1.05)/(1.04+0.0025)]/(18/12)/ - 1
                  = (1.007194)/(1.5)/ - 1
                  = 1.010811 - 1
                  = + 0.010811

The requested withdrawal amount, less the withdrawal charge ($4,000 - 6% = $3,760) is multiplied by the MVA factor to determine the MVA:

                        $3,760 x (+0.010811) = +$40.65

$40.65 represents the MVA that would be added to your withdrawal.

Negative Adjustment

Assume that on the date of withdrawal, the interest rate in effect for new Purchase Payments in the 1-year fixed account option is 5.5% and the 3-year fixed account option is 6.5%. By linear interpolation, the interest rate for the remaining 2 years (1 1/2 years rounded up to the next full year) in the contract is calculated to be 6%.

The MVA factor is = [(1+I)/(1+J+0.0025)]/(N/12) /- 1
                  = [(1.05)/(1.06+0.0025)]/(18/12)/ - 1
                  = (0.988235)/(1.5) /- 1
                  = 0.982405 - 1
                  = - 0.017595

The requested withdrawal amount, less the withdrawal charge ($4,000 - 6% = $3,760) is multiplied by the MVA factor to determine the MVA:

                        $3,760 X (- 0.017595) = -$66.16

$66.16 represents the MVA that would be deducted from your withdrawal.

================================================================================
          APPENDIX B - DEATH BENEFITS FOLLOWING SPOUSAL CONTINUATION
================================================================================


Capitalized terms used in this Appendix have the same meaning as they have in prospectus.

The term "Continuation Net Purchase Payment" is used frequently to describe the death benefit options payable to the beneficiary of the Continuing Spouse. We define Continuation Net Purchase Payment as Net Purchase Payments made as of the Continuation Date. For the purpose of calculating Continuation Net Purchase Payments, the amount that equals the contract value on the Continuation Date, including the Continuation Contribution is considered a Purchase Payment. If the Continuing Spouse makes no additional Purchase Payments or withdrawal, Continuation Net Purchase Payments equals the contract value on the Continuation Date, including the Continuation Contribution.

Standard Death Benefit Payable Upon Continuing Spouse's Death

If the Standard Death Benefit is applicable upon the Continuing Spouse's death We will pay the beneficiary the greater of:

  1. Net Purchase Payments; or

  2. The contract value at the time We receive all required paperwork and satisfactory proof of death.

Enhanced Death Benefit Payable Upon Continuing Spouse's Death

If the Enhanced Death Benefit is applicable upon the Continuing Spouse's death, We will pay the Beneficiary this death benefit.

MAXIMUM ANNIVERSARY VALUE:

If the continuing Spouse is younger than age 90 at the time of death, the death benefit is the greatest of:

  a. Continuation Net Purchase Payments; or

  b. The contract value at the time We receive all required paperwork and satisfactory proof of the Continuing Spouse's death; or

  c. The maximum anniversary value on any contract anniversary (of the original issue date) occurring after the Continuation Date prior to the Continuing Spouse's 81st birthday. The anniversary value equals the value on the contract anniversary plus any Purchase Payments recorded after that anniversary, reduced for any withdrawals (and fees and charges applicable to those withdrawals) recorded after that anniversary, in the same proportion that the withdrawal reduced the contract value on the date of the withdrawal.

If the Continuing Spouse is age 90 or older at the time of death and the Maximum Anniversary Value option applied, the death benefit will be equal to the contract value at the time We receive satisfactory proof of death.

WE RESERVE THE RIGHT TO MODIFY, SUSPEND OR TERMINATE THE SPOUSAL CONTINUATION PROVISION (IN ITS ENTIRETY OR ANY COMPONENT) AT ANY TIME.

       Please forward a copy (without charge) of the Polaris Choice Variable Annuity Statement of Additional Information to:

              (Please print or type and fill in all information.)

           _____________________________________________________________________
           Name
           _____________________________________________________________________
           Address
           _____________________________________________________________________
           City/State/Zip

           Date: ______________________________ Signed: ________________________

       Return to: First SunAmerica Life Insurance Company, Annuity Service Center, P.O. Box 52499, Los Angeles, California 90054-0299

                      STATEMENT OF ADDITIONAL INFORMATION

                  FLEXIBLE PAYMENT DEFERRED ANNUITY CONTRACTS

                                   ISSUED BY

                    FIRST SUNAMERICA LIFE INSURANCE COMPANY

                              IN CONNECTION WITH

                         FS VARIABLE SEPARATE ACCOUNT
           (PORTION RELATING TO THE POLARIS CHOICE VARIABLE ANNUITY)

   This Statement of Additional Information is not a prospectus; it should be
read with the prospectus, dated       , 2002, relating to the annuity contracts
described above. A copy of the prospectus may be obtained without charge by calling (800) 99NY-SUN or writing Us at:


                    FIRST SUNAMERICA LIFE INSURANCE COMPANY
                            ANNUITY SERVICE CENTER
                                P.O. BOX 54299
                      LOS ANGELES, CALIFORNIA 90054-0299


                                       , 2002

                               TABLE OF CONTENTS

                                                                       PAGE
                                                                       ----

Separate Account.....................................................     3

General Account......................................................     3

Performance Data.....................................................     4

Income Payments......................................................    11

Annuity Unit Values..................................................    11

Taxes................................................................    14

Distribution of Contracts............................................    18

Financial Statements.................................................    18

                               SEPARATE ACCOUNT

   FS Variable Separate Account ("Separate Account") was originally established by First SunAmerica under New York law on September 9, 1994. The separate account meets the definition of a "separate account" under the federal securities laws and is registered with the Securities and Exchange Commission (the "SEC") as a unit investment trust under the Investment Company Act of 1940. This registration does not involve supervision of the management of the separate account or the Company by the SEC.

   The assets of the separate account are the property of the Company. However, the assets of the separate account, equal to its reserves and other contract liabilities, are not chargeable with liabilities arising out of any other business the Company may conduct. Income, gains, and losses, whether or not realized, from assets allocated to the separate account are credited to or charged against the separate account without regard to other income, gains, or losses of the Company.

   The separate account is divided into Variable Portfolios, with the assets of each Variable Portfolio invested in the shares of one of the underlying funds. The Company does not guarantee the investment performance of the separate account, its Variable Portfolios or the underlying funds. Values allocated to the separate account and the amount of variable Income Payments will vary with the values of shares of the underlying funds, and are also reduced by contract charges.

   The basic objective of a variable annuity contract is to provide variable Income Payments which will be to some degree responsive to changes in the economic environment, including inflationary forces and changes in rates of return available from various types of investments. The contract is designed to seek to accomplish this objective by providing that variable Income Payments will reflect the investment performance of the separate account with respect to amounts allocated to it both before and after the Annuity Date. Since the separate account is always fully invested in shares of the underlying funds, its investment performance reflects the investment performance of those entities. The values of such shares held by the separate account fluctuate and are subject to the risks of changing economic conditions as well as the risk inherent in the ability of the underlying funds' managements to make necessary changes in their funds to anticipate changes in economic conditions. Therefore, the owner bears the entire investment risk that the basic objectives of the contract may not be realized, and that the adverse effects of inflation may not be lessened. There can be no assurance that the aggregate amount of variable Income Payments will equal or exceed the Purchase Payments made with respect to a particular account for the reasons described above, or because of the premature death of an Annuitant.

   Another important feature of the contract related to its basic objective is the Company's promise that the dollar amount of variable Income Payments made during the lifetime of the Annuitant will not be adversely affected by the actual mortality experience of the Company or by the actual expenses incurred by the Company in excess of expense deductions provided for in the contract (although the Company does not guarantee the amounts of the variable Income Payments).

                                GENERAL ACCOUNT

   The general account is made up of all of the general assets of the Company other than those allocated to the separate account or any other segregated asset account of the Company. A Purchase Payment may be allocated to the 3 year fixed account option and the DCA accounts for 6-month and 1-year periods available in connection with the general account, as elected by the owner at the time of purchasing a contract or when making a subsequent Purchase Payment. Assets supporting amounts allocated to fixed account options become part of the Company's general account assets and are available to fund the claims of all classes of customers of the Company, as well as of its creditors. Accordingly, all of the Company's assets held in the general account will be available to fund the Company's obligations under the contracts as well as such other claims.

   The Company will invest the assets of the general account in the manner chosen by the Company and allowed by applicable state laws regarding the nature and quality of investments that may be made by life insurance companies and the percentage of their assets that may be committed to any particular type of investment. In general, these laws permit investments, within specified limits and subject to certain qualifications, in federal, state and municipal obligations, corporate bonds, preferred and common stocks, real estate mortgages, real estate and certain other investments.

                               PERFORMANCE DATA

   From time to time the separate account may advertise the Cash Management Portfolio's "yield" and "effective yield." Both yield figures are based on historical earnings and are not intended to indicate future performance. The "yield" of the Cash Management Portfolio refers to the net income generated for a contract funded by an investment in the Cash Management Portfolio (which invests in shares of the Cash Management Portfolio of SunAmerica Series Trust) over a seven-day period (which period will be stated in the advertisement). This income is then "annualized." That is, the amount of income generated by the investment during that week is assumed to be generated each week over a 52-week period and is shown as a percentage of the investment. The "effective yield" is calculated similarly but, when annualized, the income earned by an investment in the Cash Management Portfolio is assumed to be reinvested at the end of each seven day period. The "effective yield" will be slightly higher than the "yield" because of the compounding effect of this assumed reinvestment. Neither the yield nor the effective yield takes into consideration the effect of any capital changes that might have occurred during the seven day period, nor do they reflect the impact of premium taxes or any withdrawal charges. The impact of other recurring charges (including the mortality and expense risk charge, distribution expense charge and contract maintenance fee) on both yield figures is, however, reflected in them to the same extent it would affect the yield (or effective yield) for a contract of average size.

   In addition, the separate account may advertise "total return" data for its Variable Portfolios. A Variable Portfolio is a subaccount of the separate account which provides for the variable investment options available under the contract. Like the yield figures described above, total return figures are based on historical data and are not intended to indicate future performance. The "total return" is a computed rate of return that, when compounded annually over a stated period of time and applied to a hypothetical initial investment in a Variable Portfolio made at the beginning of the period, will produce the same contract value at the end of the period that the hypothetical investment would have produced over the same period (assuming a complete redemption of the contract at the end of the period). Recurring contract charges are reflected in the total return figures in the same manner as they are reflected in the yield data for contracts funded through the Cash Management Portfolio.

   For periods starting prior to the date the Variable Portfolios first became available through the Separate Account, the total return data for the Variable Portfolios of the Separate Account will be derived from the performance of the corresponding underlying funds of Anchor Series Trust, SunAmerica Series Trust, American Funds Insurance Series, Lord Abbett Series Fund, Inc., Nations Separate Account Trust and the Van Kampen Life Investment Trust (collectively, the "Trusts"), modified to reflect the charges and expenses as if the contract had been in existence since the inception date of each respective Trust's underlying funds. Further, returns shown may for the original class of shares of certain Trusts, adjusted to reflect the fees and charges of a newer class of shares (the class which is offered in the contract) until performance for the newer class becomes available. Returns of the newer class will be lower than those of the original class since the newer class of shares is subject to service fees of 0.25%, except for the shares of the Growth and Income Portfolio of Lord Abbett Series Fund, Inc. The inception date of the Class 3 shares in Anchor Series and SunAmerica Series Trusts is September 30, 2002 and the inception date of the Class II shares of Van Kampen Life Investment Trust is September 18, 2000. In some cases a particular Variable Portfolio may have been available in another contract funded through this separate account. If the Variable Portfolio was incepted in this separate account prior to the offering of this contract, We report standardized contract performance adjusted for the fees and charges on this contract. We commonly refer to these performance calculations as hypothetical adjusted historical returns. Performance figures similarly adjusted but based on underlying Trusts' performance (outside of this separate account) should not be construed to be actual historical performance of the relevant separate account Variable Portfolio. Rather, they are intended to indicate the historical performance of the corresponding underlying funds of the Trusts adjusted to provide direct comparability to the performance of the Variable Portfolios after the date the contracts were first offered to the public (which will reflect the effect of fees and charges imposed under the contracts). The Trusts have served since their inception as underlying investment media for separate accounts of other insurance companies in connection with variable contracts not having the same fee and charge schedules as those imposed under the contracts.

   Performance data for the various Variable Portfolios are computed in the manner described below.

CASH MANAGEMENT PORTFOLIO

   Current yield is computed by first determining the Base Period Return attributable to a hypothetical contract having a balance of one Accumulation Unit at the beginning of a 7 day period using the formula:

      Base Period Return = (EV-SV-CMF)/(SV)

      where:

SV. =   value of one Accumulation Unit at the start of a 7 day period
EV. =   value of one Accumulation Unit at the end of the 7 day period
CMF =   an allocated portion of the $30 annual contract maintenance fee, prorated for 7 days

   For the seven day period ended December 31, 2001, the current yield for the Cash Management Portfolio was -0.47%. The change in the value of an Accumulation Unit during the 7 day period reflects the income received, minus any expenses accrued, during such 7 day period. The Contract Maintenance Fee
(CMF) is first allocated among the Variable Portfolios and the general account so that each Variable Portfolio's allocated portion of the charge is proportional to the percentage of the number of contract owners' accounts that have money allocated to that Variable Portfolio. The portion of the charge allocable to the Cash Management Portfolio is further reduced, for purposes of the yield computation, by multiplying it by the ratio that the value of the hypothetical contract bears to the value of an account of average size for contracts funded by the Cash Management Portfolio. Finally, the result is multiplied by the fraction 365/7 to arrive at the portion attributable to the 7 day period.

   The current yield is then obtained by annualizing the Base Period Return:

   Current Yield = (Base Period Return) x (365/7)

   The Cash Management Portfolio also quotes an "effective yield" that differs from the current yield given above in that it takes into account the effect of dividend reinvestment in the underlying fund. The effective yield, like the current yield, is derived from the Base Period Return over a 7 day period. However, the effective yield accounts for dividend reinvestment by compounding the current yield according to the formula:

   Effective Yield = [(Base Period Return + 1) 365/7 - 1]

   For the seven day period ended December 31, 2001, the effective yield for the Cash Management Portfolio was -0.47%. The yield quoted should not be considered a representation of the yield of the Cash Management Portfolio in the future since the yield is not fixed. Actual yields will depend on the type, quality and maturities of the investments held by the underlying fund and changes in interest rates on such investments.

   Yield information may be useful in reviewing the performance of the Cash Management Portfolio and for providing a basis for comparison with other investment alternatives. However, the Cash Management Portfolio's yield fluctuates, unlike bank deposits or other investments that typically pay a fixed yield for a stated period of time.

OTHER VARIABLE PORTFOLIOS

     The Variable Portfolios of the separate account compute their performance data as "total return."

   The total returns since each Variable Portfolio's inception date, for a 1-year period and, if applicable, for a 5-year period, are shown on the following two pages, both with and without an assumed complete redemption at the end of the stated period.

   We may, from time to time, advertise other variations of performance along with the standardized performance as described above.

   FS Variable Separate Account also funds another contract called Polaris Variable Annuity which has been in existence longer that the First SunAmerica Polaris Choice Variable Annuity. The performance returns below are based on historical data of the Separate Account and the Trusts, adjusted for the fees and charges applicable to the First SunAmerica Polaris Choice Variable Annuity.

   These rates of return do not reflect election of the enhanced death benefit. As a fee is charged for this feature, the rates of return would be lower if the feature were included in the calculations. Total return figures are based on historical data and are not intended to indicate future performance.

                         First SunAmerica Polaris Choice
                            Standardized Performance
                      Total Annual Returns (in percent) for
                        Periods Ending December 31, 2001
                            (Returns WITH Redemption)

                                         SINCE                                   SINCE
                                       INCLUSION                               INCLUSION
VARIABLE PORTFOLIO                        (1)         1 YEAR  5 YEARS 10 YEARS    (1)
------------------                     ---------      ------  ------- -------- ---------
ANCHOR SERIES TRUST
Capital Appreciation.................. 04/06/95       -21.21%  13.70%   N/A      19.41%
Government and Quality Bond........... 05/03/95        -1.88%   5.05%   N/A       6.23%
Growth................................ 04/06/95       -21.66%  10.89%   N/A      15.59%
Natural Resources..................... 05/30/95        -9.68%   2.96%   N/A       5.31%

SUNAMERICA SERIES TRUST
Aggressive Growth..................... 06/03/96       -40.03%   5.16%   N/A       5.39%
Alliance Growth....................... 04/06/95       -22.43%  11.03%   N/A      18.78%
Asset Allocation...................... 04/24/95       -11.58%   4.02%   N/A       9.34%
Blue Chip Growth...................... 01/04/01          N/A     N/A    N/A     -40.30%
Corporate Bond........................ 04/12/95        -1.37%   3.52%   N/A       4.70%
Davis Venture Value................... 04/06/95       -19.98%   9.47%   N/A      15.04%
"Dogs" of Wall Street................. 10/19/99        -1.02%    N/A    N/A      -4.25%
Emerging Markets...................... 06/12/97       -10.73%    N/A    N/A      -9.40%
Federated Value....................... 06/03/96       -11.15%   8.47%   N/A       8.91%
Foreign Value.........................      N/A(2)(3)    N/A     N/A    N/A        N/A
Global Bond........................... 05/02/95        -3.97%   4.76%   N/A       6.54%
Global Equities....................... 05/22/95       -26.55%   2.74%   N/A       8.39%
Goldman Sachs Research................ 01/09/01          N/A     N/A    N/A     -35.64%
Growth-Income......................... 04/12/95       -24.53%   9.89%   N/A      15.39%
Growth Opportunities.................. 02/07/01          N/A     N/A    N/A     -49.32%
High-Yield Bond....................... 05/08/95       -13.11%  -1.33%   N/A       3.01%
International Diversified Equities.... 04/12/95       -32.32%  -2.31%   N/A      -0.05%
International Growth and Income....... 06/09/97       -30.65%    N/A    N/A       1.25%
MFS Growth and Income................. 04/06/95       -24.54%   5.21%   N/A       9.76%
MFS Mid-Cap Growth.................... 10/19/99       -31.05%    N/A    N/A      11.93%
MFS Total Return...................... 05/08/95        -8.28%   9.07%   N/A      11.61%
Putnam Growth......................... 04/06/95       -32.61%   5.59%   N/A       9.65%
Real Estate........................... 06/02/97        -2.90%    N/A    N/A       2.44%
Small & Mid Cap Value.................      N/A(2)(3)    N/A     N/A    N/A        N/A
SunAmerica Balanced................... 06/03/96       -21.82%   6.19%   N/A       7.22%
Technology............................ 01/19/01          N/A     N/A    N/A     -72.80%

LORD ABBETT SERIES FUND
Growth and Income.....................      N/A(3)       N/A     N/A    N/A        N/A

NATIONS SEPARATE ACCOUNT TRUST
Nations High Yield Bond...............      N/A(3)       N/A     N/A    N/A        N/A
Nations Marsico Focused Equities......      N/A(3)       N/A     N/A    N/A        N/A

VAN KAMPEN LIFE INVESTMENT TRUST
Van Kampen LIT Comstock...............      N/A(3)       N/A     N/A    N/A        N/A
Van Kampen LIT Emerging Growth........      N/A(3)       N/A     N/A    N/A        N/A
Van Kampen LIT Growth and Income......      N/A(3)       N/A     N/A    N/A        N/A

AMERICAN FUNDS INSURANCE SERIES
Global Growth.........................      N/A(3)       N/A     N/A    N/A        N/A
Growth................................      N/A(3)       N/A     N/A    N/A        N/A
Growth-Income.........................      N/A(3)       N/A     N/A    N/A        N/A

--------
(1) This represents the date the Variable Portfolio became available in the Separate Account. Returns for periods less than one year are not annualized.
(2) The Foreign Value and Small & Mid Cap Value funds were not available for sale until 08/01/02.
(3) This Variable Portfolio was not added to the Separate Account until 2002.

                         First SunAmerica Polaris Choice
                            Standardized Performance
                      Total Annual Returns (in percent) for
                        Periods Ending December 31, 2001
                          (Returns WITHOUT Redemption)

                                          SINCE                                   SINCE
                                        INCLUSION                               INCLUSION
VARIABLE PORTFOLIO                         (1)         1 YEAR  5 YEARS 10 YEARS    (1)
------------------                      ---------      ------  ------- -------- ---------
ANCHOR SERIES TRUST
Capital Appreciation................... 04/06/95       -14.21%  13.70%   N/A      19.41%
Government and Quality Bond............ 05/03/95         5.12%   5.05%   N/A       6.23%
Growth................................. 04/06/95       -14.66%  10.89%   N/A      15.59%
Natural Resources...................... 05/30/95        -2.68%   2.96%   N/A       5.31%

SUNAMERICA SERIES TRUST
Aggressive Growth...................... 06/03/96       -33.03%   5.16%   N/A       5.39%
Alliance Growth........................ 04/06/95       -15.43%  11.03%   N/A      18.78%
Asset Allocation....................... 04/24/95        -4.58%   4.02%   N/A       9.34%
Blue Chip Growth....................... 01/04/01          N/A     N/A    N/A     -33.30%
Corporate Bond......................... 04/12/95         5.63%   3.52%   N/A       4.70%
Davis Venture Value.................... 04/06/95       -12.98%   9.47%   N/A      15.04%
"Dogs" of Wall Street.................. 10/19/99         5.98%    N/A    N/A      -1.89%
Emerging Markets....................... 06/12/97        -3.73%    N/A    N/A      -9.40%
Federated Value........................ 06/03/96        -4.15%   8.47%   N/A       8.91%
Foreign Value..........................      N/A(2)(3)    N/A     N/A    N/A        N/A
Global Bond............................ 05/02/95         3.03%   4.76%   N/A       6.54%
Global Equities........................ 05/22/95       -19.55%   2.74%   N/A       8.39%
Goldman Sachs Research................. 01/09/01          N/A     N/A    N/A     -28.64%
Growth-Income.......................... 04/12/95       -17.53%   9.89%   N/A      15.39%
Growth Opportunities................... 02/07/01          N/A     N/A    N/A     -42.32%
High-Yield Bond........................ 05/08/95        -6.11%  -1.33%   N/A       3.01%
International Diversified Equities..... 04/12/95       -25.32%  -2.31%   N/A      -0.05%
International Growth and Income........ 06/09/97       -23.65%    N/A    N/A       1.25%
MFS Growth and Income.................. 04/06/95       -17.54%   5.21%   N/A       9.76%
MFS Mid-Cap Growth..................... 10/19/99       -24.05%    N/A    N/A      13.89%
MFS Total Return....................... 05/08/95        -1.28%   9.07%   N/A      11.61%
Putnam Growth.......................... 04/06/95       -25.61%   5.59%   N/A       9.65%
Real Estate............................ 06/02/97         4.10%    N/A    N/A       2.44%
Small & Mid Cap Value..................      N/A(2)(3)    N/A     N/A    N/A        N/A
SunAmerica Balanced.................... 06/03/96       -14.82%   6.19%   N/A       7.22%
Technology............................. 01/19/01          N/A     N/A    N/A     -65.80%

LORD ABBETT SERIES FUND
Growth and Income......................      N/A(3)       N/A     N/A    N/A        N/A

NATIONS SEPARATE ACCOUNT TRUST
Nations High Yield Bond................      N/A(3)       N/A     N/A    N/A        N/A
Nations Marsico Focused Equities.......      N/A(3)       N/A     N/A    N/A        N/A

VAN KAMPEN LIFE INVESTMENT TRUST
Van Kampen LIT Comstock................      N/A(3)       N/A     N/A    N/A        N/A
Van Kampen LIT Emerging Growth.........      N/A(3)       N/A     N/A    N/A        N/A
Van Kampen LIT Growth and Income.......      N/A(3)       N/A     N/A    N/A        N/A

AMERICAN FUNDS INSURANCE SERIES
Global Growth..........................      N/A(3)       N/A     N/A    N/A        N/A
Growth.................................      N/A(3)       N/A     N/A    N/A        N/A
Growth-Income..........................      N/A(3)       N/A     N/A    N/A        N/A

--------
(1) This represents the date the Variable Portfolio became available in the Separate Account. Returns for periods less than one year are not annualized.
(2) The Foreign Value and Small & Mid Cap Value funds were not available for sale until 08/01/02.
(3) This Variable Portfolio was not added to the Separate Account until 2002.

                         First SunAmerica Polaris Choice
                  Hypothetical Adjusted Historical Performance
                      Total Annual Returns (in percent) for
                         Period Ended December 31, 2001
              Returns WITH Redemption and WITHOUT (W/O) Redemption

                                                                                                        SINCE
                                                            1 YEAR         5 YEARS      10 YEARS     INCEPTION(1)
                                          SINCE         --------------  ------------  ------------  --------------
VARIABLE PORTFOLIO                      INCEPTION(1)     WITH     W/O    WITH   W/O    WITH   W/O    WITH     W/O
------------------                     ------------     ------  ------  -----  -----  -----  -----  ------  ------
ANCHOR SERIES TRUST
Capital Appreciation..................   03/23/87       -21.21% -14.21% 13.70% 13.70% 15.63% 15.63%  13.35%  13.35%
Government and Quality Bond...........   09/05/84        -1.88%   5.12%  5.05%  5.05%  4.88%  4.88%   7.09%   7.09%
Growth................................   09/05/84       -21.66% -14.66% 10.89% 10.89% 10.08% 10.08%  11.56%  11.56%
Natural Resources.....................   01/04/88        -9.68%  -2.68%  2.96%  2.96%  7.15%  7.15%   5.66%   5.66%

SUNAMERICA SERIES TRUST
Aggressive Growth.....................   06/03/96       -40.03% -33.03%  5.16%  5.16%   N/A    N/A    5.39%   5.39%
Alliance Growth.......................   02/09/93       -22.43% -15.43% 11.03% 11.03%   N/A    N/A   13.90%  13.90%
Asset Allocation......................   07/01/93       -11.58%  -4.58%  4.02%  4.02%   N/A    N/A    7.26%   7.26%
Blue Chip Growth......................   07/05/00       -29.06% -22.06%   N/A    N/A    N/A    N/A  -27.93% -23.27%
Corporate Bond........................   07/01/93        -1.37%   5.63%  3.52%  3.52%   N/A    N/A    3.68%   3.68%
Davis Venture Value...................   10/28/94       -19.98% -12.98%  9.47%  9.47%   N/A    N/A   14.06%  14.06%
"Dogs" of Wall Street.................   04/01/98        -1.02%   5.98%   N/A    N/A    N/A    N/A   -1.15%  -1.15%
Emerging Markets......................   06/02/97       -10.73%  -3.73%   N/A    N/A    N/A    N/A   -9.34%  -9.34%
Federated Value.......................   06/03/96       -11.15%  -4.15%  8.47%  8.47%   N/A    N/A    8.91%   8.91%
Foreign Value.........................        N/A(2)(3)    N/A     N/A    N/A    N/A    N/A    N/A     N/A     N/A
Global Bond...........................   07/01/93        -3.97%   3.03%  4.76%  4.76%   N/A    N/A    5.07%   5.07%
Global Equities.......................   02/09/93       -26.55% -19.55%  2.74%  2.74%   N/A    N/A    6.15%   6.15%
Goldman Sachs Research................   07/05/00       -33.60% -26.60%   N/A    N/A    N/A    N/A  -24.85% -20.29%
Growth-Income.........................   02/09/93       -24.53% -17.53%  9.89%  9.89%   N/A    N/A   11.41%  11.41%
Growth Opportunities..................   07/05/00       -41.59% -34.59%   N/A    N/A    N/A    N/A  -35.97% -31.05%
High-Yield Bond.......................   02/09/93       -13.11%  -6.11% -1.33% -1.33%   N/A    N/A    2.23%   2.23%
International Diversified Equities....   10/28/94       -32.32% -25.32% -2.31% -2.31%   N/A    N/A   -0.06%  -0.06%
International Growth and Income.......   06/02/97       -30.65% -23.65%   N/A    N/A    N/A    N/A    1.25%   1.25%
MFS Growth and Income.................   02/09/93       -24.54% -17.54%  5.21%  5.21%   N/A    N/A    7.29%   7.29%
MFS Mid-Cap Growth....................   04/01/99       -31.05% -24.05%   N/A    N/A    N/A    N/A    9.43%  10.96%
MFS Total Return......................   10/28/94        -8.28%  -1.28%  9.07%  9.07%   N/A    N/A   10.71%  10.71%
Putnam Growth.........................   02/09/93       -32.61% -25.61%  5.59%  5.59%   N/A    N/A    7.20%   7.20%
Real Estate...........................   06/02/97        -2.90%   4.10%   N/A    N/A    N/A    N/A    2.44%   2.44%
Small & Mid Cap Value.................        N/A(2)(3)    N/A     N/A    N/A    N/A    N/A    N/A     N/A     N/A
SunAmerica Balanced...................   06/03/96       -21.82% -14.82%  6.19%  6.19%   N/A    N/A    7.22%   7.22%
Technology............................   07/05/00       -55.57% -48.57%   N/A    N/A    N/A    N/A  -57.27% -51.36%

LORD ABBETT SERIES FUND
Growth and Income.....................   12/11/89(3)    -15.20%  -8.20% 10.38% 10.38% 12.33% 12.33%  12.31%  12.31%

NATIONS SEPARATE ACCOUNT TRUST
Nations High Yield Bond...............   07/03/00(3)     -0.37%   6.63%   N/A    N/A    N/A    N/A   -3.96%   0.10%
Nations Marsico Focused Equities......   03/27/98(3)    -25.78% -18.78%   N/A    N/A    N/A    N/A    7.37%   7.37%

VAN KAMPEN LIFE INVESTMENT TRUST
Van Kampen LIT Comstock...............   04/30/99(3)    -11.21%  -4.21%   N/A    N/A    N/A    N/A    3.24%   4.99%
Van Kampen LIT Emerging Growth........   07/03/95(3)    -39.72% -32.72% 13.72% 13.72%   N/A    N/A   15.52%  15.52%
Van Kampen LIT Growth and Income......   12/23/96(3)    -14.37%  -7.37% 11.48% 11.48%   N/A    N/A   11.35%  11.35%

AMERICAN FUNDS INSURANCE SERIES
Global Growth.........................   04/30/97(3)    -22.61% -15.61%   N/A    N/A    N/A    N/A    9.50%   9.50%
Growth................................   02/08/84(3)    -26.49% -19.49% 16.87% 16.87% 14.53% 14.53%  14.42%  14.42%
Growth-Income.........................   02/08/84(3)     -6.09%   0.91% 10.99% 10.99% 11.58% 11.58%  12.53%  12.53%

--------
(1) This represents the inception date of the individual funds or portfolios. Returns for periods less than one year are not annualized.
(2) The Foreign Value and Small & Mid Cap Value funds were not available for sale until 08/01/02.
(3) This Variable Portfolio was not added to the Separate Account until 2002.

   Total return figures are based on historical data and are not intended to indicate future performance.

   Total return for a Variable Portfolio represents a single computed annual rate of return that, when compounded annually over a specified time period (one, five, and ten years, or since inception) and applied to a hypothetical initial investment in a contract funded by that Variable Portfolio made at the beginning of the period, will produce the same contract value at the end of the period that the hypothetical investment would have produced over the same period. The total rate of return (T) is computed so that it satisfies the formula:

       P(1+T)/n/ =   ERV
where:         P =   a hypothetical initial payment of $1,000
               T =   average annual total return
               n =   number of years
             ERV =   ending redeemable value of a hypothetical $1,000 payment made at the beginning of the 1, 5, or 10 year period as of the end of the period (or fractional portion thereof).

   The total return figures reflect the effect of recurring charges, as discussed herein. Recurring charges are taken into account in a manner similar to that used for the yield computations for the Cash Management Portfolio, described above. As with the Cash Management Portfolio yield figures, total return figures are derived from historical data and are not intended to be a projection of future performance.

                                INCOME PAYMENTS

INITIAL MONTHLY INCOME PAYMENTS

   The initial Income Payment is determined by applying separately that portion of the contract value allocated to the fixed account options and the Variable Portfolio(s), less any premium tax, and then applying it to the annuity table specified in the contract for fixed and variable Income Payments. Those tables are based on a set amount per $1,000 of proceeds applied. The appropriate rate must be determined by the sex (except where, as in the case of certain Qualified contracts and other employer-sponsored retirement plans, such classification is not permitted) and age of the Annuitant and designated second person, if any, and the annuity option selected.

   The dollars applied are then divided by 1,000 and the result multiplied by the appropriate annuity factor appearing in the table to compute the amount of the first monthly Income Payment. In the case of a variable annuity, that amount is divided by the value of an Annuity Unit as of the Annuity Date to establish the number of Annuity Units representing each variable Income Payment. The number of Annuity Units determined for the first variable Income Payment remains constant for the second and subsequent monthly variable Income Payments, assuming that no reallocation of contract values is made.

SUBSEQUENT MONTHLY PAYMENTS

   For fixed Income Payments, the amount of the second and each subsequent monthly Income Payment is the same as that determined above for the first monthly payment.

   For variable Income Payments, the amount of the second and each subsequent monthly Income Payment is determined by multiplying the number of Annuity Units, as determined in connection with the determination of the initial monthly payment, above, by the Annuity Unit value as of the day preceding the date on which each Income Payment is due.

                              ANNUITY UNIT VALUES

   The value of an Annuity Unit is determined independently for each Variable Portfolio.

   The annuity tables contained in the contract are based on a 3.5% per annum assumed investment rate. If the actual net investment rate experienced by a Variable Portfolio exceeds 3.5%, variable Income Payments derived from allocations to that Variable Portfolio will increase over time. Conversely, if the actual rate is less than 3.5%, variable Income Payments will decrease over time. If the net investment rate equals 3.5%, the variable Income Payments will remain constant. If a higher assumed investment rate had been used, the initial monthly payment would be higher, but the actual net investment rate would also have to be higher in order for Income Payments to increase (or not to decrease).

   The payee receives the value of a fixed number of Annuity Units each month. The value of a fixed number of Annuity Units will reflect the investment performance of the Variable Portfolios elected, and the amount of each Income Payment will vary accordingly.

   For each Variable Portfolio, the value of an Annuity Unit is determined by multiplying the Annuity Unit value for the preceding month by the Net Investment Factor for the month for which the Annuity Unit value is being calculated. The result is then multiplied by a second factor which offsets the effect of the assumed net investment rate of 3.5% per annum which is assumed in the annuity tables contained in the contract.

NET INVESTMENT FACTOR

   The Net Investment Factor ("NIF") is an index applied to measure the net investment performance of a Variable Portfolio from one month to the next. The NIF may be greater or less than or equal to one; therefore, the value of an Annuity Unit may increase, decrease or remain the same.

   The NIF for any Variable Portfolio for a certain month is determined by dividing (a) by (b) where:

   (a) is the Accumulation Unit value of the Variable Portfolio determined as of the end of that month, and

   (b) is the Accumulation Unit value of the Variable Portfolio determined as of the end of the preceding month.

   The NIF for a Variable Portfolio for a given month is a measure of the net investment performance of the Variable Portfolio from the end of the prior month to the end of the given month. A NIF of 1.000 results in no change; a NIF greater than 1.000 results in an increase; and a NIF less than 1.000 results in a decrease. The NIF is increased (or decreased) in accordance with the increases (or decreases, respectively) in the value of a share of the underlying fund in which the Variable Portfolio invests; it is also reduced by separate account asset charges.

   ILLUSTRATIVE EXAMPLE

   Assume that one share of a given Variable Portfolio had an Accumulation Unit value of $11.46 as of the close of the New York Stock Exchange ("NYSE") on the last business day in September; that its Accumulation Unit value had been $11.44 at the close of the NYSE on the last business day at the end of the previous month. The NIF for the month of September is:

                            NIF =   ($11.46/$11.44)
                                =   1.00174825

   The change in Annuity Unit value for a Variable Portfolio from one month to the next is determined in part by multiplying the Annuity Unit value at the prior month end by the NIF for that Variable Portfolio for the new month. In addition, however, the result of that computation must also be multiplied by an additional factor that takes into account, and neutralizes, the assumed investment rate of 3.5 percent per annum upon which the Income Payment tables are based. For example, if the net investment rate for a Variable Portfolio (reflected in the NIF) were equal to the assumed investment rate, the variable Income Payments should remain constant (i.e., the Annuity Unit value should not change). The monthly factor that neutralizes the assumed investment rate of 3.5 percent per annum is:


                        1/[(1.035)/(1/12)/] = 0.99713732


   In the example given above, if the Annuity Unit value for the Variable Portfolio was $10.103523 on the last business day in August, the Annuity Unit value on the last business day in September would have been:


                $10.103523 x 1.00174825 x 0.99713732 = $10.092213


   To determine the initial payment, the initial annuity payment for variable annuitization is calculated based on Our mortality expectations and an assumed interest rate (AIR) of 3.5%. Thus the initial variable annuity payment is the same as the initial payment for a fixed interest payout annuity calculated at an effective rate of 3.5%.

   The NIF measures the performance of the funds that are basis for the amount of future annuity payments. This performance is compared to the AIR, and if the growth in the NIF is the same as the AIR rate the payment remains the same as the prior month. If the rate of growth of the NIF is different than the AIR, then the payment is changed proportionately to the ratio (1+NIF) / (1+AIR), calculated on a monthly basis. If the NIF is greater than the AIR, then this proportion is less that one and payments are decreased.

VARIABLE INCOME PAYMENTS

   ILLUSTRATIVE EXAMPLE

   Assume that a male owner, P, owns a contract in connection with which P has allocated all of his contract value to a single Variable Portfolio. P is also the sole Annuitant and, at age 60, has elected to annuitize his contract as a life annuity with 120 monthly payments guaranteed. As of the last valuation preceding the Annuity Date, P's Account was credited with 7543.2456 Accumulation Units each having a value of $15.432655, (i.e., P's account value is equal to 7543.2456 x $15.432655 = $116,412.31). Assume also that the Annuity Unit value for the Variable Portfolio on that same date is $13.256932, and that the Annuity Unit value on the day immediately prior to the second Income Payment date is $13.327695.

   P's first variable Income Payment is determined from annuity factor tables, using the information assumed above. From the tables, which supply monthly annuity factors for each $1,000 of applied contract value, P's first variable Income Payment is determined by multiplying the monthly installment of $4.79 (Option 4 tables, male Annuitant age 60 at the Annuity Date annuitizing in 2010) by the result of dividing P's account value by $1,000:

            First Payment = $4.79 x ($116,412.31/$1,000) = $557.61

   The number of P's Annuity Units (which will be fixed; i.e., it will not change unless he transfers his Account to another Account) is also determined at this time and is equal to the amount of the first variable Income Payment divided by the value of an Annuity Unit on the day immediately prior to annuitization:

                Annuity Units = $557.61/$13.256932 = 42.062143

   P's second variable Income Payment is determined by multiplying the number of Annuity Units by the Annuity Unit value as of the day immediately prior to the second payment due date:

               Second Payment = 42.062143 x $13.327695 = $560.59

   The third and subsequent variable Income Payments are computed in a manner similar to the second variable Income Payment.

   Note that the amount of the first variable Income Payment depends on the contract value in the relevant Variable Portfolio on the Annuity Date and thus reflects the investment performance of the Variable Portfolio net of fees and charges during the Accumulation Phase. The amount of that payment determines the number of Annuity Units, which will remain constant during the Annuity Phase (assuming no transfers from the Variable Portfolio). The net investment performance of the Variable Portfolio during the Annuity Phase is reflected in continuing changes during this phase in the Annuity Unit value, which determines the amounts of the second and subsequent variable Income Payments.

                                     TAXES

GENERAL

   Note: We have prepared the following information on taxes as a general discussion of the subject. It is not intended as tax advice to any individual. You should consult your own tax adviser about your own circumstances.

   Section 72 of the Internal Revenue Code of 1986, as amended (the "Code" or "IRC") governs taxation of annuities in general. An owner is not taxed on increases in the value of a contract until distribution occurs, either in the form of a non-annuity distribution or as income payments under the annuity option elected. For a lump sum payment received as a total surrender (total redemption), the recipient is taxed on the portion of the payment that exceeds the cost basis of the contract. For a payment received as a withdrawal (partial redemption), federal tax liability is determined on a last-in, first-out basis, meaning taxable income is withdrawn before the cost basis of the contract is withdrawn. A different rule applies to Purchase Payments made (including, if applicable, in the case of a contract issued in exchange for a prior contract) prior to August 14, 1982. Those Purchase Payments are considered withdrawn first for federal income tax purposes, followed by earnings on those Purchase Payments. For contracts issued in connection with Nonqualified plans, the cost basis is generally the Purchase Payments, while for contracts issued in connection with Qualified plans there may be no cost basis. The taxable portion of the lump sum payment is taxed at ordinary income tax rates. Tax penalties may also apply.

   For annuity payments, a portion of each payment in excess of an exclusion amount is includible in taxable income. The exclusion amount for payments based on a fixed annuity option is determined by multiplying the payment by the ratio that the cost basis of the Contract (if any, and adjusted for any period or refund feature) bears to the expected return under the Contract. The exclusion amount for payments based on a variable annuity option is determined by dividing the cost basis of the Contract (adjusted for any period certain or refund guarantee) by the number of years over which the annuity is expected to be paid. Payments received after the investment in the Contract has been recovered (i.e. when the total of the excludable amount equals the investment in the Contract) are fully taxable. The taxable portion is taxed at ordinary income tax rates. For certain types of Qualified Plans there may be no cost basis in the Contract within the meaning of Section 72 of the Code. Owners, annuitants and beneficiaries under the Contracts should seek competent financial advice about the tax consequences of any distributions.

   The Company is taxed as a life insurance company under the Code. For federal income tax purposes, the Separate Account is not a separate entity from the Company and its operations form a part of the Company.

WITHHOLDING TAX ON DISTRIBUTIONS

   The Code generally requires the Company (or, in some cases, a plan administrator) to withhold tax on the taxable portion of any distribution or withdrawal from a contract. For "eligible rollover distributions" from contracts issued under certain types of Qualified plans, 20% of the distribution must be withheld, unless the payee elects to have the distribution "rolled over" to another eligible plan in a direct "trustee to trustee" transfer. This requirement is mandatory and cannot be waived by the owner. Withholding on other types of distributions can be waived.

   An "eligible rollover distribution" is the estimated taxable portion of any amount received by a covered employee from a plan qualified under Section 401(a) or 403(a) of the Code, or from a tax-sheltered annuity qualified under
Section 403(b) of the Code other than (1) income payments for the life (or life expectancy) of the employee, or joint lives (or joint life expectancies) of the employee and his or her designated

   Beneficiary, or for a specified period of ten years or more; (2) financial hardship withdrawals; and (3) distributions required to be made under the
Code). Failure to "roll over" the entire amount of an eligible rollover distribution (including an amount equal to the 20% portion of the distribution that was withheld) could have adverse tax consequences, including the imposition of a penalty tax on premature withdrawals, described later in this section.

   Withdrawals or distributions from a contract other than eligible rollover distributions are also subject to withholding on the estimated taxable portion of the distribution, but the owner may elect in such cases to waive the withholding requirement. If not waived, withholding is imposed (1) for periodic payments, at the rate that would be imposed if the payments were wages, or (2) for other distributions, at the rate of 10%. If no withholding exemption certificate is in effect for the payee, the rate under (1) above is computed by treating the payee as a married individual claiming 3 withholding exemptions.

DIVERSIFICATION--SEPARATE ACCOUNT INVESTMENTS

   Section 817(h) of the Code imposes certain diversification standards on the underlying assets of nonqualified variable annuity contracts. These requirements generally do not apply to Qualified Contracts, which are considered "Pension Plan Contracts" for purposes of these Code requirements. The Code provides that a variable annuity contract will not be treated as an annuity contract for any period (and any subsequent period) for which the investments are not adequately diversified, in accordance with regulations prescribed by the United States Treasury Department ("Treasury Department"). Disqualification of the contract as an annuity contract would result in imposition of federal income tax to the owner with respect to earnings allocable to the contract prior to the receipt of any payments under the contract. The Code contains a safe harbor provision which provides that annuity contracts, such as your contract, meet the diversification requirements if, as of the close of each calendar quarter, the underlying assets meet the diversification standards for a regulated investment company, and no more than 55% of the total assets consist of cash, cash items, U.S. government securities and securities of other regulated investment companies.

   The Treasury Department has issued regulations which establish diversification requirements for the investment portfolios underlying variable contracts such as the contracts. The regulations amplify the diversification requirements for variable contracts set forth in the Code and provide an alternative to the safe harbor provision described above. Under the regulations an investment portfolio will be deemed adequately diversified if (1) no more than 55% of the value of the total assets of the portfolio is represented by any one investment; (2) no more than 70% of the value of the total assets of the portfolio is represented by any two investments; (3) no more than 80% of the value of the total assets of the portfolio is represented by any three investments; and (4) no more than 90% of the value of the total assets of the portfolio is represented by any four investments. For purposes of determining whether or not the diversification standards imposed on the underlying assets of variable contracts by Section 817(h) of the Code have been met, "each United States government agency or instrumentality shall be treated as a separate issuer."

NON-NATURAL OWNERS

   Under Section 72(u) of the Code, the investment earnings on premiums for the Contracts will be taxed currently to the Owner if the Owner is a non-natural person, e.g., a corporation or certain other entities. Such Contracts generally will not be treated as annuities for federal income tax purposes. However, this treatment is not applied to a Contract held by a trust or other entity as an agent for a natural person nor to Contracts held by Qualified Plans. Purchasers should consult their own tax counsel or other tax adviser before purchasing a Contract to be owned by a non-natural person.

MULTIPLE CONTRACTS

   The Code provides that multiple non-qualified annuity contracts which are issued within a calendar year to the same contract owner by one company or its affiliates are treated as one annuity contract for purposes of determining the tax consequences of any distribution. Such treatment may result in adverse tax consequences including more rapid taxation of the distributed amounts from such combination of contracts.

   For purposes of this rule, contracts received in a Section 1035 exchange will be considered issued in the year of the exchange. (However, they may be treated as issued on the issue date of the contract being exchanged, for certain purposes, including for determining whether the contract is an immediate annuity contract. Owners should consult a tax adviser prior to purchasing more than one non-qualified annuity contract from the same issuer in any calendar year.

TAX TREATMENT OF ASSIGNMENTS

   An assignment of a contract may have tax consequences, if the assignment is not part of a permitted loan program under an employer-sponsored plan, and may also be prohibited by the Employee Retirement Income Security Act of 1974 ("ERISA") in some circumstances. Owners should therefore consult competent legal advisers should they wish to assign their contracts.

TAX TREATMENT OF GIFTING A CONTRACT

   If you transfer ownership of your Contract to a person other than your spouse or former spouse incident to divorce, and receive payment less than the Contract's value, you will be liable for the tax on the Contract's value above your purchase payments not previously withdrawn. The new Contract owner's purchase payments (basis) in the Contract will be increased to reflect the amount included in your taxable income.

TRUSTEE TO TRUSTEE TRANSFERS

   The IRC limits the withdrawal of Purchase Payments from certain Tax-Sheltered Annuities (TSAs). Withdrawals can only be made when an owner: (1) reaches age 59 1/2; (2) leaves his or her job; (3) dies; (4) becomes disabled (as defined in the IRC); or (5) experiences a hardship (as defined in the IRC). In the case of hardship, the owner can only withdraw Purchase Payments. Transfers of amounts from one TSA contract to another TSA contract under section 403(b) or to a custodial account under section 403(b)(7) are not considered distributions, and thus are not subject to these withdrawal limitations.

   Trustee to trustee transfers can also be permitted between IRAs, and between contracts or accounts established under the same employer-sponsored plans. Such transfers may, however, be subject to limitations under the annuity contract.

PARTIAL 1035 EXCHANGES

   Section 1035 of the Code provides that an annuity contract may be exchanged in a tax-free transaction for another annuity contract. Historically, it was presumed that only the exchange of an entire contact, as opposed to a partial exchange, would be accorded tax-free status. In 1998 in Conway vs. Commissioner, the Tax Court held that the direct transfer of a portion of an annuity contract into another annuity contract qualified as a non-taxable exchange. On November 22, 1999, the Internal Revenue Service filed an Action on Decision which indicated that it acquiesced in the Tax Court decision in Conway. However, in its acquiescence with the decision of the Tax Court, the Internal Revenue Service stated that it will challenge transactions where taxpayers enter into a series of partial exchanges and annuitizations as part of a design to avoid application of the 10% premature distribution penalty or other limitations imposed on annuity contracts under Section 72 of the Code. In the absence of further guidance from the Internal Revenue Service it is unclear what specific types of partial exchange designs and transactions will be challenged by the Internal Revenue Service. Due to the uncertainty in this area owners should seek their own tax advice.

QUALIFIED PLANS

   The contracts offered by this prospectus are designed to be suitable for use under various types of Qualified plans. Taxation of owners in each Qualified plan varies with the type of plan and terms and conditions of each specific plan. Owners, Annuitants and Beneficiaries are cautioned that benefits under a Qualified plan may be subject to limitations under the employer-sponsored plan, in addition to the terms and conditions of the contracts issued pursuant to the plan.

   Following are general descriptions of the types of Qualified plans with which the contracts may be used. Such descriptions are not exhaustive and are for general information purposes only. The tax rules regarding Qualified plans are very complex and will have differing applications depending on individual facts and circumstances. Each purchaser should obtain competent tax advice prior to purchasing a contract issued under a Qualified plan.

   Contracts issued pursuant to Qualified plans include special provisions restricting contract provisions that may otherwise be available and described in this prospectus. Generally, contracts issued pursuant to Qualified plans are not transferable except upon surrender or annuitization. Various penalty and excise taxes may apply to contributions or distributions made in violation of applicable limitations. Furthermore, certain withdrawal penalties and restrictions may apply to surrenders from Qualified contracts.

(a)  PLANS OF SELF-EMPLOYED INDIVIDUALS: "H.R. 10 PLANS"

   Section 401 of the Code permits self-employed individuals to establish Qualified plans for themselves and their employees, commonly referred to as "H.R. 10" or "Keogh" Plans. Contributions made to the plan for the benefit of the employees will not be included in the gross income of the employees until distributed from the plan. The tax consequences to owners may vary depending upon the particular plan design. However, the Code places limitations and restrictions on these plans, such as: amounts of allowable contributions; form, manner and timing of distributions; vesting and non-forfeitability of interests; nondiscrimination in eligibility and participation; and the tax treatment of distributions, withdrawals and surrenders. Purchasers of contracts for use with an H.R. 10 Plan should obtain competent tax advice as to the tax treatment and suitability of such an investment.

(b)  TAX-SHELTERED ANNUITIES

   Section 403(b) of the Code permits the purchase of "tax-sheltered annuities" by public schools and certain charitable, education and scientific organizations described in Section 501(c)(3) of the Code. These qualifying employers may make contributions to the contracts for the benefit of their employees. Such contributions are not includible in the gross income of the employee until the employee receives distributions from the contract. The amount of contributions to the tax-sheltered annuity is limited to certain maximums imposed by the Code. One of these limits, on the amount that the employee may contribute on a voluntary basis, is imposed by the annuity contract as well as by the Code. That limit for 2002 is $11,000. The limit may be increased by up to $3,000 for employees with at least fifteen years of full-time equivalent service with the employer, and by an additional $1,000 in 2002 for employees age 50 or older, provided that other applicable requirements are satisfied. Furthermore, the Code sets forth additional restrictions governing such items as transferability, distributions, nondiscrimination and withdrawals. Any employee should obtain competent tax advice as to the tax treatment and suitability of such an investment.

(c)  INDIVIDUAL RETIREMENT ANNUITIES

   Section 408(b) of the Code permits eligible individuals to contribute to an individual retirement program known as an "Individual Retirement Annuity" ("IRA"). Under applicable limitations, certain amounts may be contributed to an IRA which will be deductible from the individual's gross income. The ability to deduct an IRA contribution is subject to limits based upon income levels, retirement plan participation status, and other factors. The maximum contribution for 2002 is $3,000. Individuals age 50 or older may be able to contribute an additional $500 in 2002. IRAs are subject to limitations on eligibility, contributions, transferability and distributions. Sales of contracts for use with IRAs are subject to special requirements imposed by the Code, including the requirement that certain informational disclosure be given to persons desiring to establish an IRA. Purchasers of contracts to be qualified as IRAs should obtain competent tax advice as to the tax treatment and suitability of such an investment.

(d)  ROTH IRAS

   Section 408(A) of the Code permits an individual to contribute to an individual retirement program called a Roth IRA. Unlike contributions to a regular Individual Retirement Annuity or Individual Retirement Account under
Section 408 of the Code, contributions to a Roth IRA are not made on a tax-deferred basis, but distributions are tax-free if certain requirements are satisfied. Like regular IRAs, Roth IRAs are subject to limitations on the amount that may be contributed, those who may be eligible and the time when distributions may commence without tax penalty. Unlike IRAs, to which everyone can contribute even if they cannot deduct the full contribution, income limits for Roth IRAs are limitations on who can establish such a contract. Certain persons may be eligible to convert a regular IRA into a Roth IRA. If they elect such a conversion, they generally also will be required to pay taxes on any previously untaxed amounts included in the amount converted. If the contracts are made available for use with Roth IRAs, they may be subject to special requirements imposed by the Internal Revenue Service ("IRS"). Purchasers of the contracts for this purpose will be provided with such supplementary information as may be required by the IRS or other appropriate agency.

(e)  CORPORATE PENSION AND PROFIT-SHARING PLANS

   Sections 401(a) of the Code permits corporate employers to establish various types of retirement plans, including 401(k) plans, for employees. These plans can also be established by public employers (although public employers cannot establish new 401(k) plans) and by private employers that are not "corporations". These retirement plans may permit the purchase of the contracts to provide benefits under the plan. Contributions to the plan for the benefit of employees will not be includible in the gross income of the employee until distributed from the plan. The tax consequences to owners may vary depending upon the particular plan design. However, the Code places limitations on all plans on such items as amount of allowable contributions; form, manner and timing of distributions; vesting and non-forfeitability of interests; nondiscrimination in eligibility and participation; and the tax treatment of distributions, withdrawals and surrenders. Purchasers of contracts for use with corporate pension or profit sharing plans should obtain competent tax advice as to the tax treatment and suitability of such an investment.

(f)  ELIGIBLE DEFERRED COMPENSATION PLANS--SECTION 457(b)

   Under Section 457(b) of the Code, governmental and certain other tax-exempt employers may establish, for the benefit of their employees, deferred compensation plans which may invest in annuity contracts. The Code, as in the case of Qualified plans, establishes limitations and restrictions on eligibility, contributions and distributions. Under these plans, contributions made for the benefit of the employees will not be includible in the employees' gross income until distributed from the plan. As of January 1, 1999, all 457(b) plans of state and local governments must hold assets and income in a qualifying trust, custodial account, or annuity contract for the exclusive benefit of participants and their Beneficiaries.

ECONOMIC GROWTH AND TAX RELIEF RECONCILIATION ACT OF 2001

   For tax years beginning in 2002, the Economic Growth and Tax Relief Reconciliation Act of 2001 (EGTRRA) expands the range of eligible tax-free rollover distributions that may be made among qualified contracts. The changes made to the IRC by EGTRRA are scheduled to expire on December 31, 2010. Congress may, however, decide to promulgate legislation making the changes permanent or delaying their expiration. Furthermore, a number of states have not enacted legislation that conforms the state tax treatment of these contributions and distributions to the federal standard. In the absence of legislation or guidance from these non-conforming states, the state tax treatment of these funds is, including any transfer or rollover that is permitted under EGTRRA was not permitted prior to 2002, currently unclear.

                           DISTRIBUTION OF CONTRACTS

   The contracts are offered on a continuous basis through SunAmerica Capital Services, Inc., located at 733 Third Avenue, 4th Floor, New York, New York 10017. SunAmerica Capital Services, Inc. is registered as a broker-dealer under the Securities Exchange Act of 1934, as amended, and is a member of the National Association of Securities Dealers, Inc. The Company and SunAmerica Capital Services, Inc. are each an indirect wholly owned subsidiary of SunAmerica Inc. No underwriting fees are paid in connection with the distribution of the contracts.

                              FINANCIAL STATEMENTS

                           [To be filed by amendment]

                            PART C--OTHER INFORMATION

Item 24.  Financial Statements and Exhibits

(a)  Financial Statements

   The following financial statements to this Registration Statement are included in this Registration Statement: [to be filed by amendment]

(b)  Exhibits
-----------
(1)      Resolution Establishing Separate Account                               Filed Herewith
(2)      Form of Custody Agreements                                             *
(3)  (a) Form of Distribution Contract                                          ***
     (b) Selling Agreement                                                      ***
(4)      Variable Annuity Contract                                              **
     (a)  Individual Annuity Contract                                           **
     (b) Maximum Anniversary Value Optional
           Death Benefit Endorsement                                            **
     (c) IRA Endorsement                                                        **
(5)      Application for Contract
         Annuity Application                                                    **
(6)      Depositor--Corporate Documents
     (a) Certificate of Incorporation                                           ***
     (b) By-Laws                                                                ***
(7)      Reinsurance Contract                                                   *
(8)      Form of Fund Participation Agreement
     (a) Anchor Series Trust Fund Participation Agreement                       ***
     (b) SunAmerica Series Trust Fund Participation Agreement                   ***
     (c) Van Kampen Life Investment Trust                                       ****
     (d) Lord Abbett Series Fund, Inc.                                          ****
     (e) Nations Separate Account Trust                                         Filed Herewith
     (f) American Funds Insurance Series                                        ****
(9)      Opinion and Consent of Counsel                                         **
(10)     Consent of Independent Accountants                                     **
(11)     Financial Statements Omitted from Item 23                              *
(12)     Initial Capitalization Agreement                                       *
(13)     Performance Computations                                               **
(14)     Diagram and Listing of All Persons Directly or Indirectly
         Controlled By or Under Common Owner Control with
         First SunAmerica, the Depositor of Registrant                          Filed Herewith

* Not applicable.
** To be filed by amendment.
*** Incorporated by reference to Post-Effective Amendments 5 and 7 to File Nos. 033-85014 and 811-08810, filed January 30, 1998, accession number
0000950148-98-000132.
**** Incorporated by reference to Post-Effective Amendments 18 and 20 to File Nos. 033-85014 and 811-08810, filed November 27, 2002, accession number 0000950148-02-002786.

Item 25.  Directors and Officers of the Depositor

   The officers and directors of First SunAmerica Life Insurance Company are listed below. Their principal business address is 1 SunAmerica Center, Los Angeles, California 90067-6022, unless otherwise noted.

Name                            Position
----                            --------
Jay S. Wintrob                  Chairman, Chief Executive Officer, President and Director
M. Bernard Aidinoff(1)          Director
Bruce Abrams(2)                 Senior Vice President
Michael Akers(2)                Senior Vice President
James R. Belardi                Director and Senior Vice President
Kurt Bernlohr(2)                Vice President
Marion E. Fajen(1)              Director
Patrick J. Foley(1)             Director
Marc H. Gamsin                  Director and Senior Vice President
Cecil C. Gamwell III(1)         Director
N. Scott Gillis                 Director and Senior Vice President
Lawrence M. Goldman             Director and Vice President and Assistant Secretary
Jana W. Greer                   Director and Senior Vice President
Jack R. Harnes(1)               Director
Maurice S. Hebert               Vice President and Controller
John I. Howell(1)               Director
Christine A. Nixon              Director and Vice President and Secretary
Gregory M. Outcalt              Senior Vice President
Ernest T. Patrikis(1)           Director
Stewart R. Polakov              Vice President
Michelle H. Powers(2)           Vice President
Virginia N. Puzon               Assistant Secretary
Edwin R. Raquel                 Senior Vice President and Chief Actuary
Scott H. Richland               Vice President
Howard I. Smith(1)              Director
Ron H. Tani                     Vice President
Mark A. Zaeske                  Treasurer

--------
(1) 70 Pine Street, New York, New York 10270
(2) 2929 Allen Parkway, Houston, Texas 77019

Item 26. Persons Controlled By or Under Common Control With Depositor or Registrant

   The Registrant is a separate account of First SunAmerica (Depositor). For a complete listing and diagram of all persons directly or indirectly controlled by or under common control with the Depositor of Registrant, see Exhibit 14 of this Registration Statement. As of January 4, 1999, First SunAmerica became an indirect wholly-owned subsidiary of American International Group, Inc. ("AIG"). An organizational chart for AIG can be found in Form 10-K, SEC file number 001-08787, accession number 0000950123-02-003222, filed April 1, 2002.

Item 27.  Number of Contract Owners

   No contracts have been sold for this new product.

Item 28.  Indemnification

   None.

Item 29.  Principal Underwriter

   SunAmerica Capital Services, Inc. serves as distributor to the Registrant, Presidential Variable Account One, Variable Separate Account, Variable Annuity Account One, FS Variable Annuity Account One, Variable Annuity Account Four, FS Variable Annuity Account Five, Variable Annuity Account Five and Variable Annuity Account Seven. SunAmerica Capital Services, Inc. also serves as the underwriter to the SunAmerica Income Funds, SunAmerica Equity Funds, SunAmerica Money Market Funds, Inc., Style Select Series, Inc. and the SunAmerica Strategic Investment Series, Inc., all issued by SunAmerica Asset Management Corp.

   Its principal business address is 733 Third Avenue, 4th Floor, New York, New York 10017. The following are the directors and officers of SunAmerica Capital Services, Inc.

Name                         Position with Distributor
----                         -------------------------
J. Steven Neamtz............ Director and President
Robert M. Zakem............. Director, Executive Vice President, General Counsel and Assistant
                             Secretary
John T. Genoy .............. Vice President, Chief Executive Officer and Controller
Christine A. Nixon.......... Secretary
James Nichols............... Vice President
Lawrence M. Goldman......... Assistant Secretary
Virginia N. Puzon........... Assistant Secretary

                                            Net
                                       Distribution  Compensation
Name of                                Discounts and on Redemption Brokerage
Distributor                             Commissions  Annuitization Commission Commissions*
-----------                            ------------- ------------- ---------- ------------
SunAmerica None Capital Services, Inc.     None          None         None        None

--------
*  Distribution fee is paid by First SunAmerica.

Item 30.  Location of Accounts and Records

   First SunAmerica, the Depositor for the Registrant, and SunAmerica Capital Services, Inc., the distributor of the Contracts, are located at 733 Third Avenue, 4th Floor, New York, New York 10017. Each maintains those accounts and records required to be maintained by it pursuant to Section 31(a) of the Investment Company Act and the rules promulgated thereunder.

Item 31.  Management Services

   Not Applicable.

Item 32.  Undertakings

   Registrant undertakes to (1) file post-effective amendments to this Registration Statement as frequently as is necessary to ensure that the audited financial statements in the Registration Statement are never more than 16 months old for so long as payments under the variable annuity Contracts may be accepted; (2) include either (A) as part of any application to purchase a Contract offered by the prospectus forming a part of the Registration Statement, a space that an applicant can check to request a Statement of Additional Information, or (B) a postcard or similar written communication affixed to or included in the Prospectus that the Applicant can remove to send for a Statement of Additional Information; and (3) deliver any Statement of Additional Information and any financial statements required to be made available under this Form N-4 promptly upon written or oral request.

Item 33.  Representation

   A. The Company hereby represents that it is relying upon a No-Action Letter issued to the American Council of Life Insurance dated November 28, 1988 (Commission ref. IP-6-88) and that the following provisions have been complied with:

    1. Include appropriate disclosure regarding the redemption restrictions imposed by Section 403(b)(11) in each registration statement, including the prospectus, used in connection with the offer of the contract;

    2. Include appropriate disclosure regarding the redemption restrictions imposed by Section 403(b)(11) in any sales literature used in connection with the offer of the contract;

    3. Instruct sales representatives who solicit participants to purchase the contract specifically to bring the redemption restrictions imposed by
       Section 403(b)(11) to the attention of the potential participants;

    4. Obtain from each plan participant who purchases a Section 403(b) annuity contract, prior to or at the time of such purchase, a signed statement acknowledging the participant's understanding of (1) the restrictions on redemption imposed by Section 403(b)(11), and (2) other investment alternatives available under the employer's Section 403(b) arrangement to which the participant may elect to transfer his contract value.

   B. REPRESENTATION PURSUANT TO SECTION 26(f) OF THE INVESTMENT COMPANY ACT OF 1940: The Company represents that the fees and charges to be deducted under the variable annuity contract described in the prospectus contained in this registration statement are, in the aggregate, reasonable in relation to the services rendered, the expenses expected to be incurred, and the risks assumed in connection with the contract.

                                  SIGNATURES

     As required by the Securities Act of 1933 and the Investment Company Act of 1940, the Registrant has caused this Registration Statement to be signed on its behalf, in the City of Los Angeles, and the State of California, on December 20, 2002.

                                              FS VARIABLE SEPARATE ACCOUNT
                                              (Portion Related to Polaris Choice
                                               Variable Annuity)
                                                        (Registrant)

                                              By: FIRST SUNAMERICA LIFE
                                                    INSURANCE COMPANY
                                                           (Depositor)

                                              By:      /s/  JAY S. WINTROB
                                                  -----------------------------
                                                        Jay S. Wintrob
                                                   President & Chief Executive
                                                            Officer

                                              By: FIRST SUNAMERICA LIFE
                                                    INSURANCE COMPANY
                                                           (Depositor)

                                              By:      /s/  JAY S. WINTROB
                                                  -----------------------------
                                                         Jay S. Wintrob
                                                   President & Chief Executive
                                                             Officer

                               POWERS OF ATTORNEY

     KNOW ALL PERSONS BY THESE PRESENTS, that the person whose signature appears below hereby constitutes and appoints CHRISTINE A. NIXON and MALLARY L. REZNIK or each of them, as his true and lawful attorneys-in fact and agents, with full power of substitution and resubstitution, for him and in his name, place and stead, in any and all capacities, to sign any and all amendments (including pre- and post-effective amendments) to this Registration Statement, and to file the same, with all exhibits thereto, and other documents in connection therewith, as fully to all intents as he might or could do in person, including specifically, but without limiting the generality of the foregoing, to (i) take any action to comply with any rules, regulations or requirements of the Securities and Exchange Commission under the federal securities laws; (ii) make application for and secure any exemptions from the federal securities laws; (iii) register additional annuity contracts under the federal securities laws, if registration is deemed necessary. The undersigned hereby ratifies and confirms all that said attorneys-in-fact and agents or any of them, or their substitutes, shall do or cause to be done by virtue thereof.

     As required by the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities indicated as of the date set forth below.


          SIGNATURE                        TITLE                                           DATE
          ---------                        -----                                           ----

   /s/ JAY S. WINTROB                      Chief Executive Officer,                    December 20, 2002
---------------------------                President & Director
      Jay S. Wintrob                       (Principal Executive Officer)

  /s/ M. BERNARD AIDINOFF                  Director                                    December 20, 2002
---------------------------
    M. Bernard Aidinoff

  /s/ JAMES R. BELARDI                     Director                                    December 20, 2002
---------------------------
      James R. Belardi

  /s/ MARION E. FAJEN                      Director                                    December 20, 2002
---------------------------
      Marion E. Fajen

                                           Director
---------------------------
      Patrick J. Foley

  /s/ MARC H. GAMSIN                       Director                                    December 20, 2002
---------------------------
      Marc H. Gamsin

/s/ CECIL C. GAMWELL III                   Director                                    December 20, 2002
---------------------------
    Cecil C. Gamwell III

  /s/ N. SCOTT GILLIS                      Director & Senior Vice President            December 20, 2002
---------------------------                (Principal Financial Officer)
      N. Scott Gillis

/s/ LAWRENCE M. GOLDMAN                    Director                                    December 20, 2002
---------------------------
    Lawrence M. Goldman

   /s/ JANA W. GREER                       Director                                    December 20, 2002
---------------------------
       Jana W. Greer

  /s/ JACK R. HARNES                       Director                                    December 20, 2002
---------------------------
      Jack R. Harnes

   /s/ JOHN I. HOWELL                      Director                                    December 20, 2002
---------------------------
      John I. Howell

/s/ CHRISTINE A. NIXON                     Director                                    December 20, 2002
---------------------------
    Christine A. Nixon

 /s/ ERNEST T. PATRIKIS                    Director                                    December 20, 2002
---------------------------
     Ernest T. Patrikis

                                           Director
---------------------------
      Howard I. Smith


/s/ MAURICE S. HEBERT                      Vice President & Controller                 December 20, 2002
---------------------------                (Principal Accounting Officer)
    Maurice S. Hebert

                                  EXHIBIT INDEX


Exhibit   Description
-------   ------------
(1)       Resolutions Establishing Separate Account
(8)(e)    Form of Fund Participation Agreement Nations Separate Account Trust
(14)      Diagram and Listing of All Persons Directly or Indirectly Controlled
          By or Under Common Control with First SunAmerica Life Insurance
          Company, the Depositor of Registrant
